As filed with the Securities and Exchange Commission on September 19, 2005

                                                      Registration No. _________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------

                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                                  SIMTROL, INC.
                 (Name of small business issuer in its charter)
                         ------------------------------
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            Delaware                           3663                     58-2028246
--------------------------------   ----------------------------   -----------------------
(State or other jurisdiction of    (Primary Standard Industrial       (IRS Employer
 incorporation or organization)     Classification Code Number)    Identification Number)
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                        ---------------------------------

                        2200 Norcross Parkway, Suite 255
                             Norcross, Georgia 30071
                                 (770) 242-7566
                          (Address and telephone number
                         of principal executive offices)
                        ---------------------------------

                                 Stephen N. Samp
                                  Simtrol, Inc.
                        2200 Norcross Parkway, Suite 255
                             Norcross, Georgia 30071
                                 (678) 533-1201
                          (Name, address and telephone
                          number of agent for service)
                        ---------------------------------

                              Copies Requested to:
                             Terry F. Schwartz, Esq.
                         Smith, Gambrell & Russell, LLP
                            Suite 3100, Promenade II
                           1230 Peachtree Street, N.E.
                             Atlanta, Georgia 30309
                                 (404) 815-3500
                        ---------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

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====================================================================================================================================
                                               Proposed
                                            maximum amount    Proposed maximum       Proposed maximum
           Title of securities                   to be         offering price           aggregate                 Amount of
           to be registered(1)                registered          per unit            offering price           registration fee
------------------------------------------ ---------------- -------------------- ----------------------- ---------------------------
Common Stock, $0.001 par value per share       3,945,444         $ 0.61 (1)             $2,406,721                 $283.27
====================================================================================================================================
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(1)   Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to
      Rule 457(c) under the Securities Act. Based upon the average of the high and low prices of the common stock on September 15, 2005 as reported on the Electronic Bulletin Board Over-The-Counter Market maintained by The
      National Association of Securities Dealers, Inc.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


================================================================================

Prospectus

                                  SIMTROL, INC.
              1,800,000 Shares of Common Stock Underlying Series A
                          Convertible Preferred Stock

                        2,145,444 Shares of Common Stock
                    Underlying Common Stock Purchase Warrants

                                 --------------

      This prospectus covers a total of 3,945,444 common shares registered on behalf of selling security holders for resale. Some of these common shares have been issued already and some may be issued under warrants and convertible promissory notes owned by the selling security holders. All of the 3,945,444 common shares covered by this prospectus may be sold from time to time by the named selling security holders. We are not selling any of these common shares and will not receive any of the proceeds from their sale. We will receive the proceeds from any cash exercises of any of the warrants by the selling security holders.

      Our common shares are quoted on the Electronic Bulletin Board, Over-The-Counter Market under the symbol "SMRL." On September 15, 2005, the closing price for our common stock was $0.61.

      You may contact us at our principal executive offices located at 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 or by phone at (770) 242-7566.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      This investment involves certain high risks. See "Risk Factors" beginning on page 3.

                The date of this prospectus is September , 2005.

                                TABLE OF CONTENTS

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Prospectus Summary................................................................................................1

Risk Factors......................................................................................................3

Forward-Looking Statements........................................................................................8

Where You Can Find More Information...............................................................................8

Use of Proceeds...................................................................................................9

Market For Our Common Stock And Related Shareholder Matters.......................................................9

Selling Security holders.........................................................................................11

Shares Eligible For Future Sale..................................................................................12

Management.......................................................................................................14

Executive Compensation...........................................................................................16

Security Ownership of Certain Beneficial Owners and Management...................................................19

Description of Capital Stock.....................................................................................20

Business ........................................................................................................22

Management's Discussion and Analysis of Financial Condition and Results of Operations............................30

Related Party Transactions.......................................................................................37

Financial Statements............................................................................................F-2
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                                       (i)

                               PROSPECTUS SUMMARY

      This summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus.

                                   THE COMPANY

      We were incorporated under the laws of the State of Delaware on September 19, 1988. From 1990 to 2001, we primarily designed, manufactured, marketed and supported hardware-based command and control systems, including videoconferencing systems. We still provide maintenance support for certain of these systems.

      We design, develop and market Windows-based software solutions that enable the command, control and monitoring of otherwise incompatible electronic devices, particularly corporate audiovisual ("AV") assets. Our end-to-end solutions are designed to provide Fortune 1000 corporations, government entities and other end users a cost-effective solution to simplify the automation and integration of AV and information technology ("IT") assets. Originally, we developed and marketed hardware-based videoconferencing and control systems. However, in 2000, management recognized an increased interest by computer and computer-related manufacturers to expand their existing technologies into the AV industry. A number of these manufacturers began to offer plasma screen televisions, digital projection equipment and other similar devices. At that time, management believed that this would lead to the commoditization of other AV control hardware, such as touch panel displays. Accordingly, in conjunction with the commencement of a contract with Boeing, we shifted our business strategy to a PC-centric software model, thereby positioning us as the first to market with a fully integrated software solution. In April 2001, we released the first version of our ONGOERTM PC-based control software just as a major trend began taking place: IT professionals were taking over the management of AV applications. We believe that we are well positioned to take advantage of this growing trend and can become a popular Windows application for enterprise users over the next three to seven years. As a result of our strategic shift, we no longer sell videoconferencing systems directly, although we still maintain service contracts with certain videoconferencing customers that we are beginning to leverage into future sales opportunities of our software products. To date, we have spent approximately $4 million in research and development for our software product offerings.

      All share amounts in the registration statement reflect the 1:10 reverse split effected on May 7, 2004 for all periods presented.

                                  THE OFFERING

Securities Offered            3,945,444 shares of common stock, $0.001 par
                              value, including 1,800,000 shares of common stock issuable upon the conversion of 450,000 shares of the Company's Series A Preferred Stock, and including 2,145,444 shares of common stock issuable upon the exercise of outstanding stock purchase warrants. See "Selling Security Holders" at page 11.

Selling Security Holders The selling security holders are identified in this prospectus at page 11 together with the maximum amount of our common shares that each may sell either outright or upon conversion or exercise of rights under their respective warrants or convertible notes. See "Selling Security Holders" at page 11.

Plan  of Distribution         Up to 3,945,444 shares of common stock may be
                              offered and sold by the selling security holders through agents or brokers, which may involve block transactions, on the Electronic Bulletin Board, Over-The-Counter market or on other exchanges on which the shares are then listed, pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices; through brokers or agents in private sales at negotiated prices; or by any other legally available means.

Offering Price                At prevailing market prices on the Electronic
                              Bulletin Board or on other exchanges on which the shares are then listed or at negotiated prices.

Use of Proceeds               We will not obtain any funds from the sale of the
                              common stock sold by the selling security holders.
                              We will receive up to $2,284,083 in proceeds from the cash exercise of the warrants currently outstanding and included in this prospectus.
                              However, due to current market conditions as well as the fact that the exercise prices of most of these warrants have been higher than the current market price of our stock, it is unlikely that we will realize the receipt of any proceeds from the exercise of these warrants. If the market price for our common stock increases to permit the exercise of these warrants, we intend to use any such cash proceeds received for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for further developing our products and hiring additional personnel.

Securities Outstanding        We are authorized to issue up to an aggregate of
                              40,000,000 shares of common stock and 800,000
                              shares of preferred stock, of which 3,733,163 common shares and 450,000 preferred shares were issued and outstanding at September X, 2005. If the selling security holders exercise all of their rights to convert the preferred stock and exercise all of their warrants, an additional 3,945,444 common shares, representing all of the shares being registered, will be outstanding.

Risk  Factors                 An investment in our common shares is highly
                              speculative and any purchasers will suffer substantial dilution per common share compared to the purchase price. We have suffered net losses for the second quarter of 2005 of $314,988, net losses for the six months ended June 30, 2005 of $645,555 and net losses for 2004 of $898,803 and net losses for 2003 of $1,645,374. We will need additional funding. No person should invest in our common shares who cannot afford to risk the loss of his or her entire investment. See "Risk
                              Factors" at page 3.

                                  RISK FACTORS

      You should carefully consider the risks described below when evaluating an investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties we are presently not aware of or that we currently consider immaterial may also impair our business operations.

      If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case the trading price of our common stock could decline significantly.

An investment in our common stock is a speculative, high-risk investment.

      Investment in our common stock is speculative, involves a high degree of risk, and should be made only by persons who can afford to lose their entire investment. Prospective investors should carefully consider the high risks associated with these securities. An investment in our common stock should only be made if you understand or have been advised with respect to the risks associated with the investment (including possible tax consequences) and if you are able to bear the substantial economic risk of investment for an indefinite period of time.

We currently have limited sources of additional working capital.

      We currently have no credit lines available and must satisfy all of our working capital and capital expenditure requirements from cash provided by operating activities, from external capital sources or from the sale of assets.

      Our long-term viability, as well as our ability to meet our existing and future debt and other obligations and future capital commitments, depends on our financial and operating performance, which is subject to, among other things, prevailing economic conditions and certain other financial, business and other factors beyond our control. Our current cash flow from operations and financing activities will not be sufficient to meet our debt and other obligations for the next twelve months. We cannot assure you that such projected sales will occur and, therefore, that our operating results or other financing activities will be sufficient to meet debt and other obligations and future working capital needs.

      In the event our projected sales in 2005 do not materialize, the Company estimates that it currently has sufficient resources to continue operations for approximately five or six months. As of June 30, 2005, we had cash of $692,883. We do not have sufficient funds to meet our cash flow requirements for the next twelve (12) months. We have relied on periodic investments in the form of common stock and convertible debt by certain of our existing stockholders since the fourth quarter of 2001 to sustain our operations. We currently require substantial amounts of capital to fund current operations and the continued development and deployment of our ONGOER and OnGuard product lines. Due to recurring losses from operations, an accumulated deficit, negative working capital and our inability to date to obtain sufficient financing to support current and anticipated levels of operations, our independent public accountant's audit opinion states that these matters have raised substantial doubt about our ability to continue as a going concern at December 31, 2004.

      The transfer of the Warrants and shares of Series A Preferred Stock and sale of the underlying common stock are restricted.

      Neither the Warrants, the Series A Preferred Stock, nor the shares of Common Stock issuable upon exercise of the Warrants and conversion of the Series A Preferred Stock have been registered under the Securities Act or any state securities laws and unless registered may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable laws. Although we are required to make reasonable efforts to register the resale by the holders of the shares of Common Stock, such registration may not be available to holders at all times. Accordingly, investors may be limited in their ability to sell the shares of common stock.

      The lack of a developed trading market may make it difficult to sell our common stock.

      Trading activity in our common stock has fluctuated and at times been limited. We cannot guarantee that a consistently active trading market will develop in the future. A holder of the common stock may find it difficult to dispose of our common stock.

The market price for our common stock may be volatile.

      The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new products by the Company or its competitors.

      The stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies.

Our common stock is subject to "Penny Stock" regulations and restrictions on initial and secondary broker-dealer sales.

      The Securities and Exchange Commission ("SEC") has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Penny stocks are subject to certain additional oversight and regulatory requirements. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect the ability of purchasers in this Offering to sell securities in the secondary market.

Future sales of our common stock by current shareholders could depress our stock price.

      This prospectus covers 3,945,444 shares of our common stock. As of September 15, 2005, there were 3,733,163 shares issued and outstanding, of which approximately 3,614,551 were freely tradable.

      Upon the effectiveness of this registration statement, an additional 3,945,444 shares underlying Series A convertible preferred stock and warrants will also be freely tradable.

      In addition to our registration statement referenced above, the 118,612 remaining shares of common stock presently outstanding that are restricted and/or affiliate securities and not included in this prospectus, as well as 2,792,436 shares underlying outstanding warrants and 710,875 shares underlying outstanding stock options, may not presently, but may in the future be sold into any public market that may exist for the common stock pursuant to Rule 144 promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of this common stock in the public market could adversely affect the market price of our common stock.

      In general, under Rule 144 as currently in effect, a person (or group of persons whose shares are aggregated), including our affiliates, can sell within any three-month period, an amount of restricted securities that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or the reported average weekly trading volume during the four calendar weeks preceding the sale; provided at least one year has elapsed since the restricted securities being sold were acquired from us or any of our affiliates and provided further that certain other conditions are also satisfied. If at least two years have elapsed since the restricted securities were acquired from us or an affiliate of us, a person who has not been an affiliate of us for at least three months can sell restricted shares under Rule 144 without regard to any limitations on the amount. Future sales by current shareholders could depress the market price of the common stock in the public market.

We may not be able to achieve or sustain profitability.

      After 17 years of operations, we have not reported any profits for a full year of operations and, as of June 30, 2005, had an accumulated deficit of $63.2 million. We may not be able to achieve or sustain profitability in the future, as sales of ONGOER and OnGuard have not proven to be sufficient to fund operations. As a result, we may incur additional losses and negative cash flow from operations for the foreseeable future.

      If we fail to secure sufficient capital or fail to create a strong marketing support team, then efforts to penetrate new markets could fail, resulting in decreased cash flow. Expanding market share in the audiovisual command and control market will require capital for further software product development and the creation of new sales channels. The inability to secure sufficient capital or the failure to create a strong sales channel/marketing support organization could result in a failed effort to penetrate these new markets and adversely affect operating results and cash flow.

      We depend on purchases from a few significant customers and any loss, cancellation, or reduction of purchases by these customers could harm our business. We currently sell control software and service previously sold videoconferencing systems for a small number of major customers. During the year ended December 31, 2004, approximately 85% of our revenues were from one large customer. Further, we do not have long-term contracts with these or any other customers, so customers could stop purchasing products at any time. The loss of any major customer, or any reduction in purchases by these customers, could significantly harm our business.

Development and management of growth and other activities depends on the efforts of key management and technical employees.

      If we cannot attract, retain, train or manage key management or technical personnel effectively, our ability to develop and sell new products could be hindered, resulting in a reduction in sales. Competition for such persons is intense. Because we do not have long-term employment agreements with key management personnel or technical employees, we could lose one or more key management or technical personnel, which could result in significant harm to our business. Future success is also dependent upon our ability to attract, retain, train, motivate and manage employees, and failure to do so could hinder the development and marketing of products and result in a reduction in sales. Customers could shift their purchases to competitors.

Fluctuations in quarterly performance could adversely affect total revenues and net income levels.

      Revenues have historically occurred predominantly in the third month of each fiscal quarter. Accordingly, quarterly results of operations are difficult to predict and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. Total revenues and net income levels could also be adversely affected by cancellations or delays of orders, changes in customer base or product mix, seasonal patterns of capital spending by customers, delays in purchase decisions due to new product announcements and increased competition and reductions in average selling prices.

Our PC-based control and monitoring systems are unproven technology and may not be accepted by the industry.

      There is no industry standard for the control of AV systems. Generally, the market is dominated by proprietary, closed-architecture control systems by manufacturers such as AMX and Crestron. Our open-architecture, PC-based control system, which we believe is superior and provides greater flexibility for end-users than the traditional proprietary systems, is a relatively new technology for the market. Given the relatively short operating history of such PC-based systems, it is impossible to determine at this time whether or not PC-based systems will gain wide acceptance in the marketplace. To increase our sales, we must establish a greater presence in the AV system control market by convincing AV integrators and IT Managers, and ultimately end-users, to utilize a PC-based control system rather than the traditional proprietary systems. There can be no assurance that use of PC-based control systems, such as our ONGOERTM and OnGuard products, will be accepted by the industry. If the use of PC-based AV control systems is not accepted in the marketplace or if another industry standard is adopted, our projected sales will not materialize, our business will be harmed.

We rely on third parties for the sale of our products.

      Sales of our ONGOERTM and OnGuard products are primarily made through third-party OEMs and AV integrators. Generally, we do not have initial access to the end-users of AV systems in the marketplace and must, therefore, rely on third parties for the distribution and sale of our products. We have entered into dealer agreements with third-party OEM and AV integrators, such as Telaid and IBM Global Services, for the sale of our products. However, such agreements are non-exclusive and such third parties may, therefore, also sell products that directly compete with our products. In addition, such agreements may be terminated at any time. If our relationships with third-party AV integrators such as Telaid, Inc., who accounted for 85% of our revenue in 2004, were terminated, we would have to seek a new distribution channel for our products, which would likely have a material adverse effect on our operations.

We may be unable to evaluate our business and to forecast our prospects accurately, which may prevent us from meeting the product demands of our potential customers in a timely manner.

      It is difficult to forecast our future revenues accurately and to plan future operating expenses. The revenue and income potential of our products and business are largely unproven. Although proprietary, closed-architecture AV control systems have been sold successfully, the PC-based AV control system is largely unproven. Our ability to license our ONGOER and OnGuard software and achieve success will depend on, among other things, the level of demand for PC-based control systems and our capacity to meet demand and performance standards of our prospective clients.

We face intense competition in the AV control system market from existing competitors and other companies that may enter the marketplace.

      Currently, AMX and Crestron dominate market share in the AV control system market. We compete with AMX and Crestron on features such as ease of use, scalability, and price. Although we feel that our PC-based system is superior to the proprietary systems developed by AMX and Crestron in each of these areas, we do not have the name recognition in the industry that is currently enjoyed by AMX and Crestron. In addition, both AMX and Crestron have greater financial and personnel resources than us. Given their market share, resources and reputation, if either or both of these companies choose to develop a PC-based control system, it could have a material adverse effect on the results of our operations. In addition, as use of AV systems becomes more widespread in both businesses and homes, we expect other competitors, such as Microsoft, to enter the marketplace. If any such competitors choose to develop their own PC-based control systems, rather than licensing software from us, it could have a material adverse effect on our sales. If we cannot continue to offer new command and control and videoconferencing products with improved performance and reduced cost, our competitive position will erode. Moreover, competitive price reductions may adversely affect results of our operations.

Our success will depend in part upon our ability to safeguard our proprietary software.

      We rely on a combination of copyrights, trade secret laws and licensing agreements to protect the proprietary software that we have developed as part of our business. There can be no assurance that these measures will provide significant proprietary protection of our intellectual property or that competitors will not be able to ascertain proprietary information embedded in our products legitimately. In such case, we may be precluded from preventing our competitors from making use of such information.

      There are no pending lawsuits or claims against us regarding infringement of any existing patents, copyrights or other intellectual property rights of others. There can be no assurance, however, that such infringement claims will not be asserted in the future, nor can there be any assurance, if such claims are made, that we will be able to defend such claims successfully or, if necessary, obtain licenses on reasonable terms. Adverse determinations in any litigation naming us could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from selling our products. The occurrence of any of these events would likely have a material adverse effect on us.

      We will also rely on unpatented or copyrighted trade secrets and propriety know-how. We generally require our employees, consultants, advisors and prospective partners to enter into confidentiality agreements. There is no assurance, however, that these agreements will protect any current or future proprietary information or that others will not gain access to or independently develop similar trade secrets or know-how. Our competitive position and amount of potential future income will depend in part upon our ability to obtain and maintain copyright and other intellectual property protection in various jurisdictions for proprietary technologies, existing products, and products we may develop in the future.

If necessary licenses of third-party technology become unavailable to us or become very expensive, it would adversely impact our business.

      We currently license technology for use in our ONGOER and OnGuard products and may, from time to time, be required to license additional technology from third parties to develop new applications or application enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new applications and application enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could have an adverse effect on our business.

Our success will depend on our ability to adapt to rapid technological change.

      The AV industry typically experiences rapid technological change, changing market conditions and customer demands, and the emergence of new industry standards and practices that could render our products obsolete. Our future success will substantially depend on our ability to enhance our products and services, develop new services and proprietary technology and respond to technological advances in a timely and cost-effective manner. The development of additional products and other proprietary information entails significant technical and business risk. There can be no assurance that we will succeed in developing and using new technologies or in adapting our technology and systems to meet emerging industry standards and customer requirements. If we are unable, for technical, legal, financial, or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, or if our new products and services do not achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

Our products may have defects that are not detected until installation on a customer's system, which could result in a loss of customers, damage to our reputation and substantial costs.

      Our products will be installed on a variety of PC-based systems and it will be necessary that they be compatible with existing and/or new PC processors and software in order to gain maximum effectiveness. Because of the virtually unlimited configurations of PC processors, hardware and software available, our products can only be fully tested for reliability after they have been deployed in customer locations. Our customers may discover errors, defects or incompatibilities in our products after they have been fully deployed and operated under peak stress conditions. Our products may also have errors, defects or incompatibilities that we discover only after an upgrade to the product. If we are unable to fix any such errors or other problems, we could experience loss of customers, market share or an adverse change in our trade reputation.

                           FORWARD-LOOKING STATEMENTS

      When used in this prospectus, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," "intends to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to economic conditions, changes in laws or regulations, our history of operating losses, demand for our software products and services, newly developed technologies and software, regulatory matters, protection of technology, lack of industry standards, our ability to obtain contracts and licensing sales, the effects of competition and our ability to obtain additional financing. Such factors, which are discussed in "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with undue reliance on any such forward-looking statements, which speak only as of the date made. See "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public via the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

      This prospectus is part of a Form SB-2 registration statement that we filed with the SEC. This prospectus provides you with a general description of the securities that may be offered for sale, but does not contain all of the information that is in the registration statement. For more detail, you should read the entire registration statement and the exhibits filed with the registration statement. Copies of the registration statement and the exhibits are on file at the offices of the SEC and may be obtained upon payment of the fees prescribed by the SEC, or examined without charge at the public reference facilities of the SEC described above.

      You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information.

      Neither Simtrol nor any selling security holder is making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

      Upon request, we will provide without charge a copy of our Annual, Quarterly and Current Reports we have filed electronically with the SEC. Requests for such copies should be directed to Simtrol, Inc., 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 (telephone: 770-242-7566).

                                 USE OF PROCEEDS

      The selling security holders will receive all of the net proceeds from the resale of any of our common shares offered in this prospectus. We will not receive any of the proceeds from any sale of the shares by the selling security holders. We may receive up to $2,284,083 in proceeds from the cash exercise of the warrants currently outstanding and included in this prospectus and we intend to use any such cash proceeds received for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for further developing our products and hiring additional personnel. However, due to current market conditions and the fact that the exercise prices for most of these warrants are higher than the current market price for our common stock, it is unlikely that we will receive any funds from the exercise of these instruments.

                           MARKET FOR OUR COMMON STOCK
                         AND RELATED SHAREHOLDER MATTERS

      From January 1, 2002 to May 21, 2003, our common stock traded on the OTC Bulletin Board under the symbol "SMOL." Our common stock traded on the Pink Sheets under the symbol "SMOL" from May 22, 2003 to May 6, 2004. From May 7, 2004 to June 17, 2004, our common stock traded on the Pink Sheets under the symbol "SMRL." On June 18, 2004 our common stock began trading on the OTC Bulletin Board under the symbol "SMRL", where it currently trades.

      The following table sets forth the quarterly high and low bid quotations per share of common stock on the OTC Bulletin Board and the Pink Sheets as reported for the periods indicated. These prices also represent inter-dealer quotations without retail mark-ups, markdowns, or commissions and may not necessarily represent actual transactions.



                                                    High            Low
2003
                First Quarter                       $0.52          $0.20
                Second Quarter                      $0.35          $0.15
                Third Quarter                       $0.40          $0.12
                Fourth Quarter                      $0.42          $0.13
2004
                First Quarter                       $2.50          $0.70
                Second Quarter                      $2.60          $0.40
                Third Quarter                       $3.45          $1.01
                Fourth Quarter                      $2.50          $0.80

2005
                First Quarter                       $1.85          $0.65
                Second Quarter                      $1.30          $0.74
                Third Quarter (through              $1.05          $0.61
                September 12, 2005)


      As of September 1, 2005, there were approximately 627 holders of record of our common stock.

      We have never paid cash dividends on our common stock and have no plans to pay cash dividends in the foreseeable future. The policy of our Board of Directors is to retain all available earnings for use in the operation and expansion of our business. Whether dividends may be paid in the future will depend upon our earnings, capital requirements, financial condition, prior rights of any preferred shareholders and other relevant factors.

                            SELLING SECURITY HOLDERS

      The following table sets forth certain information regarding ownership of our common stock by the selling security holders as of September 1, 2005, including their names and the number of shares of common stock beneficially owned by them and offered pursuant to this prospectus. The selling security holders listed in the table do not necessarily intend to sell any of their shares. We filed the registration statement, which includes this prospectus, due to the registration rights granted to the selling security holders, not because they had expressed an intent to immediately sell their shares. We may from time to time supplement or amend this prospectus, as required, to provide other information with respect to the selling security holders.

                                                                                                                  Percentage of
                                                                                                       Shares      Outstanding
                                                Shares                                              Beneficially      Shares
                                             Beneficially                                            Owned After   Beneficially
                                             Owned Before        Shares Offered     Transaction     the Offering   Owned After
Name of Selling Security Holder              the Offering            Hereby          Note No.            (3)       the Offering
-----------------------------------------    ------------       ---------------    ------------    -------------- -------------
A. John Knapp, Jr.                               352,813               133,336         (1)            219,477          *
Thomas Kroeger                                   140,263                64,000         (1)            76,263           *
Michael and Lyn Harvey, Joint Tenants                                                                                  *
with Rights of Survivorship                       64,000                64,000         (1)               0
Mark S. Edge                                      66,672                66,672         (1)               0             *
Glen E. Murer                                    369,198               266,672         (1)            102,526          *

Operation Dogbone, LLC                            66,672                66,672         (1)
Grinspan-Ernst Profit Sharing Plan                89,000                64,000         (1)            25,000           *
Barry J. Goldstein                                64,000                64,000         (1)               0             *
William R. Battle, III                           114,000                64,000         (1)            50,000           *
David R. Holbrooke                               128,000               128,000         (1)               0             *
Shannon Battle Irrevocable Trust                 114,000                64,000         (1)            50,000           *
James Wayne Hill                                 140,263                64,000         (1)            76,263           *
Herbert Arnold and Leslie Duke, Joint
  Tenants with Rights of Survivorship            332,263               256,000         (1)            76,263           *
Nicolas Hammond                                  192,000               192,000         (1)               0             *
F&J Partnership                                  225,336               125,336         (1)            100,000          *
Bushido Master Capital Fund, LP                  261,336               261,336         (1)               0             *
Leonard W. Fuchs                                 165,263                64,000         (1)            101,263          *
Gamma Opportunity Capital Partners               261,336               261,336         (1)               0             *
Mark Krakowski                                   166,526                64,000         (1)            102,526          *
IRA FBO Samir F Barakat Pershing LLC as
Custodian Rollover Account                       128,000               128,000         (1)               0             *
DAS Consulting LLC Profit Sharing
  Plan Pershing LLC as Custodian FBO
  Deborah Salerno - TTEE                          33,336                33,336         (1)               0             *
IRA FBO James W. Krause Pershing LLC as
  Custodian Rollover Account                     266,526                64,000         (1)            202,526          *
Lewis Opportunity Fund, LP                       128,000               128,000         (1)               0             *
IRA FBO James G Macdonald Jr. Pershing
  LLC as Custodian Rollover Account               64,000                64,000         (1)               0             *
IRA FBO Angus Morrison Pershing LLC as
  Custodian Rollover Account                     114,000                64,000         (1)            50,000           *

                                                                                                                  Percentage of
                                                                                                       Shares      Outstanding
                                                Shares                                              Beneficially      Shares
                                             Beneficially                                            Owned After   Beneficially
                                             Owned Before        Shares Offered     Transaction     the Offering   Owned After
Name of Selling Security Holder              the Offering            Hereby          Note No.            (3)       the Offering
-----------------------------------------    ------------       ---------------    ------------    -------------- -------------
SEP FBO John P. O'Shea Pershing LLC as
  Custodian                                       84,092                33,336         (1)            50,756           *
IRA FBO John E. Pitchford Pershing LLC
  as Custodian                                    76,500                64,000         (1)            12,500           *
Vikash, Inc.                                     687,968               687,968         (1)               0             *
Scott C. Bowman                                   60,200                31,180         (2)            29,020           *
The Chase Family Trust                           156,113               100,000         (2)            56,113           *
Dan Luskind                                       38,056                17,272         (2)            20,784           *
Todd Kice                                          5,000                 5,000         (2)               0             *
Joseph Wolfe                                      60,920                27,440         (2)            33,480           *
John P. O'Shea                                   102,572                51,816         (2)            50,756           *
Jonathan B.Dangar                                112,798                54,000         (2)            58,798           *
Richard Louise                                    90,768                58,736         (2)            32,032           *
---------------------------

* Less than 1 percent.

Description of selling security holders and certain transactions:

(1) Shares and Shares Underlying Warrants Issued in Private Placement Pursuant to Section 4(2)

      We are registering 1,800,000 shares of common stock underlying 450,000 shares of Series A convertible preferred stock. Each share of Series A preferred stock is convertible into four shares of common stock. We are registering 1,800,000 shares of common stock underlying stock purchase warrants on behalf of 28 private investors who purchased these securities in private placements we conducted during the second and third quarters of 2005. The warrants are exercisable for five years at the prices of $1.00 and $1.25 per common share. We received aggregate gross proceeds of approximately $1,350,000 from these placements.

(2) Shares Issuable upon Exercise of Warrants for Placement Agent and Financial Advisory Services

      We are registering 345,444 shares on behalf of partners, affiliates, and employees of Westminster Securities, all of which are underlying stock purchase warrants. The warrants are exercisable during five years at the price of $0.75 per common share. The warrants were issued to Westminster Securities for the following services:

      o 345,444 warrants issued as a placement fee in connection with a private placement of preferred stock that ended July 15, 2005.

      Subsequently, Westminster Securities transferred these warrants to those listed holders.

(3) This assumes the holders sell none of the shares registered for sale under a Form SB-2 registration statement that became effective on December 4, 2004.

                              PLAN OF DISTRIBUTION

      This prospectus and the registration statement in which it is included relate to the offer and sale of up to an aggregate of 3,945,444 shares by the selling security holders. As used in this prospectus, "selling security holders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling security holders may sell some or all of their shares at any time and in any of the following ways. They may sell their shares:

      o To underwriters who buy the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time;
      o Through brokers, acting as principal or agent, in transactions, which may involve block transactions, on the Electronic Bulletin Board, over-the-counter market or on other exchanges on which the shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;
      o Directly or through brokers or agents in private sales at negotiated prices; or
      o     By any other legally available means.

      Selling security holders may pay part of the proceeds from the sale of shares in commissions and other compensation to underwriters, dealers, brokers or agents who participate in the sales.

      Certain states may require shares to be sold only through registered or licensed brokers or dealers. In addition, certain states may require the shares to be registered or qualified for sale unless an exemption from registration or qualification is available and complied with.

      Total costs related to the filing of this registration statement are estimated to be approximately $23,000.

                   Commission Position on Indemnification for
                           Securities Act Liabilities

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Simtrol pursuant to the foregoing provisions, or otherwise, Simtrol has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Simtrol of expenses incurred or paid by a director, officer or controlling person of Simtrol in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Simtrol will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   MANAGEMENT

Directors and Executive Officers

         The names and positions of our directors and executive officers are as follows:

Name                                             Positions
----                                             ---------
Richard W. Egan               Director, President and Chief Executive Officer
Larry M. Carr                                    Director
Dallas S. Clement                                Director
Julia B. North                                   Director
Edward S. Redstone                               Director
Adam D. Senter                                   Director
Thomas J. Stallings                              Director
Stephen N. Samp                    Chief Financial Officer and Secretary

      Richard W. Egan, age 40, has served as a director and Chief Executive Officer of the Company since May 2000. Mr. Egan joined the Company in June 1995 and served as National Account Manager until July 1996 when he became Regional Sales Director. From February 1998 to June 1999, he served as Executive Vice President of Sales. In June 1999, Mr. Egan was appointed President of the Company.

      Stephen N. Samp, age 40, joined the Company in April 2002 as Chief Financial Officer and Secretary. From February 2001 until March 2002 he served as an independent financial consultant. From March 1998 to February 2001 he served as Vice President, Chief Financial Officer and Secretary of eOn Communications (NASDAQ:EONC), a provider of unified voice, e-mail and Web-based communications systems and software.

Board Composition

      The Company's by-laws provide that the Board of Directors shall consist of not less than three nor more than seven members, the precise number to be determined from time to time by the Board of Directors. The Board of Directors has set the number of directors at seven, each serving a one-year term. The Board presently consists of Larry M. Carr, Dallas S. Clement, Richard W. Egan, Julia B. North, Edward S. Redstone, Adam D. Senter, and Thomas J. Stallings. All members of the Board of Directors, with the exception of Mr. Egan, are independent, as defined in Rule 4200(a)(15) of the National Association of Securities Dealer's listing standards. The following biographical information is provided regarding these directors:

      Larry M. Carr, age 62, has served as a director since June 1994 and as Chairman of the Board since January 1998. Mr. Carr founded Nursefinders, Inc., a temporary services company in the healthcare industry, in 1974. Although Adia Services, Inc., acquired Mr. Carr's interest in this company, Mr. Carr still owns and operates numerous Nursefinders franchises and assists in the administration and management of several other franchises through an entity known as Management Services, Inc. Mr. Carr is Chairman of the Board of Northwest National Bank, located in Arlington, Texas, a director of Mobility Electronics, Inc., of Scottsdale, Arizona, which designs, develops and markets connectivity and remote peripheral interface technology and products and is a director of several privately held companies, including OHA Financial, Inc., Trinity Airweighs, LLC and Computerized Healthcare, Inc.

      Dallas S. Clement, age 40, has served as a director since April 2001. Mr. Clement has served as Senior Vice President, Strategy and Development for Cox Communications, Inc. ("Cox") since August 2000. Prior to that, he served as Vice President and Treasurer of Cox from January 1999 to July 2000. Mr. Clement joined Cox in 1990 as a Policy Analyst and was promoted to Manager of Investment Planning in January 1993, Director of Finance in 1994, and Treasurer in 1996. From April 1995 to December of 1996, Mr. Clement served as Assistant Treasurer for Cox Enterprises, Inc. and Cox.

      Julia B. North, age 58, has served as a director since October 1997. Ms. North served as President and Chief Executive Officer of the Company from October 1997 until June 1999. Ms. North is a director of WinnDixie Stores, Inc., a food retailer, Community Health Systems, Inc., an operator of general acute care hospitals in non-urban markets throughout the United States, and Acuity Brands, Inc., a maker of lighting equipment and specialty products.

      Edward S. Redstone, age 77, has served as a director since July 1996. Mr. Redstone has been a private investor since 1994. From 1984 to 1994, he served as Chairman of the Board of Martha's Vineyard National Bank. Mr. Redstone was a co-founder of National Amusements, which, among other things, is the controlling stockholder of Viacom. Mr. Redstone also founded First Bancorporation.

      Adam Senter, age 48, has served as a director since January 2005. Mr. Senter began his 19-year career with IBM, which spanned from 1981 to 2000, in sales and marketing, with special emphasis in training, multimedia, and healthcare solutions. Included among his successes are conceiving and implementing a global sales strategy that produced profitable growth in an underperforming segment. Mr. Senter served as the Executive Vice President and Group President at Provant, Inc. from 2000 to 2003, where he reversed a large EBIT loss situation while upgrading organizations, personnel and processes, and sold four businesses while protecting the interests of the stakeholders. Mr. Senter has served as chairman of Keowee Partners LLC, a real estate company in South Carolina, since 2003.

      Thomas J. Stallings, age 58, has served as a director of Simtrol since January 2005. Mr. Stallings is currently Chairman and CEO of Internet Commerce Corporation (NASDAQ:ICCA), a provider of internet-based e-commerce solutions, which he joined in 2003. Mr. Stallings began his 23- year career at the IBM Corporation, which spanned from 1972 to 1995, in sales. He progressed through positions of increasing responsibility. For the last four years of his tenure he was the General Manager for a $500 million PC Direct business unit. In 1995 and 1996 he was an area Vice President with Oracle. For the last seven years he has been involved in the management of venture capital backed technology companies, all of which were successfully sold to larger organizations. He was the President and Chief Operating Officer of CoreHarbor, from October 2002 to June 2003 where his efforts lead to the effective merger between CoreHarbor and USinternetworking Inc. From 1999 to 2002, he served as President and CEO of Cambar Software Inc. and was successful in completing a sale of the Company to a private investor group in November 2002. From 1997 to 1999, he served as President and CEO of Analytika, Inc. were he successfully grew this early stage software development firm that was acquired in late 1999 by Dendrite International.

No Family Relationships Among Directors and Officers

      There are no family relationships between any director or executive officer of the Company and any other director or executive officer of the Company.

                             EXECUTIVE COMPENSATION

Compensation of Officers

The following table provides certain summary information for 2004, 2003 and 2002 concerning compensation paid or accrued by the Company to or on behalf of the Company's executive officers:

                                                            Long Term
                                                            Compensation
                                    Annual Compensation     Awards
   Name and                         -------------------     ------
   Principal                                                Number of Shares
   Position               Year      Salary       Bonus      Underlying Options
   --------               ----      ------       -----      ------------------
   Richard W. Egan        2004      $135,200(1)  --         50,000
   President and CEO      2003      $130,000(1)  --          7,500
                          2002      $130,000(1)  -           6,000

   Stephen N. Samp        2004      $119,600(2)             45,000
   Chief Financial        2003      $115,000(2)  --          3,600
   Officer                2002      $  86,923(2) --          4,000
   ------------------------

(1) Due to the business conditions of the Company, Mr. Egan deferred $35,500 of his 2003 salary and $15,000 of his 2002 salary. He was paid these deferred amounts during 2004.

(2) Due to the business conditions of the Company, Mr. Samp deferred $23,861 of his 2003 salary and $4,423 of his 2002 salary. He was paid these deferred amounts during 2004.

Director Compensation

We do not presently provide any cash compensation to directors for their services as directors. Each of our non-employee directors receives an automatic grant of options to purchase 15,000 shares of our common stock each year under the terms of our stock option plans. Each director is reimbursed for travel and other expenses incurred in connection with the performance of his or her duties. The board of directors of the Company has authorized the Company to pay fees to the members of the Company's board of directors for their attendance at board and committee meetings, as follows: (i) $1,000 for each board meeting attended in person, (ii) $500 for each board meeting attended by telephone conference, and (iii) $200 for each committee meeting attended in person or by telephone conference. These fees are paid as of the last day of each fiscal quarter, in shares of the Company's stock issued pursuant to the Company's 2002 Equity Incentive Plan, with such shares valued based on the most recent closing trading price of the Company's common stock on the Over-the-Counter Bulletin Board as of the last day of each fiscal quarter.

Additionally, all new non-employee directors receive a one-time grant of an option to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value of the stock on the date of the grant. The options expire, unless previously exercised or terminated, ten years from the date of the grant.

Stock Option Plans

      1991 Stock Option Plan. The 1991 Stock Option Plan (the "1991 Plan") as amended by our shareholders, provides for the grant of options to purchase up to an aggregate of 366,206 shares of our common stock. Under the terms of the 1991 Plan, the Stock Option Committee of the Board of Directors may grant options to purchase shares of common stock to our officers, directors and employees and to those of our subsidiaries. The right to grant additional options under this plan expired in August 2001. Therefore, no additional grants of options will be made under this plan. At December 31, 2004, options to purchase 56,775 shares of common stock were outstanding under the 1991 Plan.

      2002 Stock Option Plan. In June 2002, our shareholders approved the adoption of the 2002 Stock Option Plan (the "2002 Plan") for our and our wholly owned subsidiaries' officers, directors, employees and consultants. The 2002 Plan provides for the grant of options to purchase up to an aggregate of 250,000 shares of our common stock. Under the terms of the 2002 Plan, the Stock Option Committee of the Board of Directors may grant options to purchase shares of common stock to our officers, directors and employees and to those of our subsidiaries. At December 31, 2004, options to purchase 353,500 shares of common stock were outstanding under the 2002 Plan.

The following table provides certain information concerning options granted during 2004:

                                                     % of Total Options
                            Number of Securities     Granted to
                            Underlying Options       Employees in         Exercise or
Name                        Granted(1)               Fiscal Year          Base Price      Expiration Date
----                        --------------------     -----------          ----------      ----------------
Richard W. Egan             50,000                   22.7%                $2.00           June 20, 2014
Stephen N. Samp             45,000                   20.5%                $2.00           June 20, 2014

      (1) The options vest over three years on an annual basis.

      The following table provides certain information concerning the value of unexercised warrants and unexercised options held by the Company's executive officers as of December 31, 2004. No options or warrants were exercised by either of the executive officers during 2004.


                            Number of Securities Underlying           Value of Unexercised In-the-Money
                            Unexercised Options or Warrants at        Options and Warrants at Fiscal Year
                            Fiscal Year End End
                            --------------------------------------    --------------------------------------
Name                        Exercisable         Unexercisable         Exercisable         Unexercisable
----                        ----------------    ------------------    ---------------     ------------------
Richard W. Egan             23,625                       58,000       --                   --
Stephen N. Samp             3,400                        49,200       --                   --

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

      The following table sets forth certain information as of September 1, 2005 with respect to ownership of our outstanding common stock by (i) each of our directors and executive officers, (ii) all of our directors and executive officers, as a group and (iii) all persons known to us to own beneficially more than 5% of the outstanding shares of our common stock:

                                                                                 Percent of
                                              Shares Beneficially               Outstanding
Name of Beneficial Owner                           Owned (1)                      Shares
--------------------------------------   -------------------------------     ------------------
Larry M. Carr                                      694,057 (2)                      17.3%
Julia B. North                                      28,933 (3)                        *
Edward S. Redstone                                 711,233 (4)                      17.9%
Richard W. Egan                                     50,442 (5)                        *
Dallas S. Clement                                   80,233 (6)                       2.1%
A. John Knapp, Jr.                                 352,813 (7)                       5.8%
Stephen N. Samp                                     20,200 (8)                        *
Frederick G. Wedell                                505,055 (9)                      12.5%
Meadowbrook Opportunity Fund, LLC                  405,055 (10)                     10.2%
W. Cobb Hazelrig                                   605,055 (11)                     14.8%
Glen E. Murer                                      369,198 (12)                      9.1%
Herbert Arnold and Leslie Duke                     307,263 (13)                      7.6%
F&J Partnership                                    225,376 (14)                      5.8%
Bushido Capital Master Fund, LP                    261,336 (15)                      6.5%
James W. Krause                                    266,526 (16)                      6.8%
Vikash, Inc.                                       687,968 (17)                     15.6%
All directors and executive officers
   as a group (8 persons)                        1,639,264                          36.6%

-------------------------------
*     Less than 1% of outstanding shares.

      (1) Except as otherwise indicated, each person named in this table possesses sole voting and investment power with respect to the shares beneficially owned by such person. "Beneficial ownership," determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, includes shares for which an individual, directly or indirectly, has or shares voting or investment power and also includes options that are exercisable within 60 days.
      (2) Consists of 394,699 shares held directly, 32,625 shares of common stock subject to stock options that are exercisable within 60 days, and 250,066 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 16,667 shares held in the name of OHA Financial, of which Mr. Carr serves as Chairman of the Board; Mr. Carr disclaims beneficial ownership of these shares. Mr. Carr's business address is 2200 Norcross Parkway, #255, Norcross, Georgia 30071.
      (3) Consists of 2,308 shares held directly and 26,625 options that are exercisable within 60 days.
      (4) Consists of 439,295 shares held directly, 22,375 shares subject to stock options that are exercisable within 60 days, 249,500 shares issuable upon the exercise of warrants, and 63 shares owned by Mr. Redstone's spouse. Mr. Redstone's business address is 222 Merrimack Street, Suite 210, Lowell, MA 01852.
      (5) Consists of 5,775 shares held directly, 1,375 shares issuable upon the exercise of warrants and 43,292 options that are exercisable within 60 days.
      (6) Consists of 33,681shares owned directly, 28,052 shares issuable upon exercise of warrants, and 18,500 shares subject to stock options that are exercisable within 60 days.

      (7) Consists of 146,913 shares owned directly, 66,068 shares of common stock subject to presently exercisable common stock purchase warrants, and 66,068 shares subject to conversion of certain convertible preferred stock. Also includes 28,024 shares owned by Andover Group, Inc., 44,540 shares issuable upon the exercise of warrants that are exercisable within 60 days by Andover Group. Mr. Knapp is Chief Executive Officer and majority shareholder of Andover Group, Inc. Mr. Knapp's business address is 910 Travis Street, Suite 2205, Houston, TX 77002.
      (8) Consists of 20,200 shares of common stock subject to stock options that are exercisable within 60 days.
      (9) Consists of 50,000 shares of common stock held directly and 50,000 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 151,685 common shares and 253,370 shares of common stock subject to presently exercisable common stock purchase warrants held in the name of W&H Investment, of which Mr. Wedell is a principal.
      (10) Consists of 151,685 shares of common stock and 253,370 shares of common stock subject to presently exercisable common stock purchase warrants.
      (11) Consists of 50,000 shares of common stock held directly and 50,000 shares of common stock subject to presently exercisable common stock purchase warrants. Also includes 151,685 and 50,000 common shares and 253,370 and 50,000, shares of common stock subject to presently exercisable common stock purchase warrants held in the name of W&H Investment and Hazelrig Family Partnership, LLP, respectively, of which Mr. Hazelrig is a principal.
      (12) Consists of 25,842 shares of common stock held directly, 210,020 shares of common stock subject to presently exercisable common stock purchase warrants, and 133,336 shares subject to conversion of certain convertible preferred stock.
      (13) Consists of 12,921 shares of common stock held directly, 166,342 shares of common stock subject to presently exercisable common stock purchase warrants, and 128,000 shares subject to conversion of certain convertible preferred stock.
      (14) Consists of 50,000 shares of common stock held directly, 112,688 shares of common stock subject to presently exercisable common stock purchase warrants, and 62,688 shares subject to conversion of certain convertible preferred stock.
      (15) Consists of 130,688 shares of common stock subject to presently exercisable common stock purchase warrants and 130,688 shares subject to conversion of certain convertible preferred stock.
      (16) Consists of 75,842 shares of common stock held directly, 158,684 shares of common stock subject to presently exercisable common stock purchase warrants, and 32,000 shares subject to conversion of certain convertible preferred stock.
      (17) Consists of 343,984 shares of common stock subject to presently exercisable common stock purchase warrants and 343,984 shares subject to conversion of certain convertible preferred stock.

                          DESCRIPTION OF CAPITAL STOCK

      We are currently authorized by our Certificate of Incorporation to issue an aggregate 40,800,000 shares of capital stock, including 40,000,000 shares of common stock, $0.001 par value per share, of which 3,733,163 were issued and outstanding as of September 1, 2005, and 800,000 shares of preferred stock, $0.00025 par value per share, of which 450,000 shares of Series A Preferred Stock were outstanding as of September 1, 2005.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to the rights and preferences of the holders of any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, holders of common stock have the right to a ratable portion of assets remaining after our payment of all debts and other liabilities, subject to the liquidation preferences, if any, of the holders of any outstanding preferred stock. Holders of common stock have neither preemptive rights nor rights to convert their common stock into any other securities and are not subject to future calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock may be subject to and may be adversely affected by, the rights of the holders of shares of preferred stock that we may designate and issue in the future.

Preferred Stock

The Certificate of Designation establishing the terms of the Series A Convertible Preferred Stock included the following terms:

o the Holder may convert one share of the preferred stock into four shares of common stock at any time and without limitation; and

o without approval of a majority of the Series A Preferred Stock Holders, the Company cannot incur debt in excess of an aggregate of $1.0 million outside of trade debt in the normal course of business. Such debt may only be secured by accounts receivables and shall not encumber any copyrights, marketing materials, software code or any other proprietary technology, software or product processes, patents or patent licenses of the Company; and

o beginning with the quarter ending December 31, 2005 and for every subsequent quarter the Series A Preferred Stock is outstanding, if the Company's net working capital (defined as current assets less current liabilities) is less than twenty five per cent (25%) of $1,092,000, the total amount of gross proceeds raised in the private placement that closed on July 15, 2005 (defined as a "Quarterly Default"), then for each Quarterly Default, the Holders of the Series A Preferred Stock will receive additional shares of Series A Preferred Stock equal to 25% of the number of shares of Series A Preferred Stock held by the Holder at the time of the Quarterly Default. The net working capital will be tested on a quarterly basis, based on the Company's most recent Form 10-QSB or Form 10-KSB or other appropriate filing; and

o Series A Convertible Preferred shares have full voting rights on an "as converted" basis; and

o the liquidation value of the Series A Preferred Stock is $3.00 per share, and if the Company at any time while the Series A Preferred Stock is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or common stock equivalents entitling any person to acquire shares of common stock, at an effective price per share less than the then conversion price of $0.75, then the conversion price shall be reduced to equal the subsequent price. Exempt transactions for purposes of the repricing provision include the issuance of (a) shares of common stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, and (b) securities issued pursuant to acquisitions or strategic transactions, provided any such issuance shall only be to a person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

                                    BUSINESS

History

      We were incorporated under the laws of the State of Delaware on September 19, 1988. From 1990 to 2001, we primarily designed, manufactured, marketed and supported hardware-based command and control systems, including videoconferencing systems. We still provide maintenance support for certain of these systems.

General

      Simtrol is a designer, developer and marketer of sophisticated, Windows-based software solutions that enable the command, control, monitoring and diagnostics of otherwise incompatible electronic devices. Simtrol's products run on Windows platforms in a PC environment, providing clear cost, implementation, and scalability advantages to the proprietary hardware products of the Company's major competitors.

      The Company has two main product offerings, ONGOER and OnGuard, and numerous modules that customize those two products for a variety of situations, environments, and vertical market applications. The modules are typically for first-time applications that are designed in conjunction with OEM and integrators for specific customers. The Company's recently enhanced business model charges these OEM's and integrators for the development of these modules. Simtrol adds these custom modules to its inventory, enhancing the Company's product offerings and providing a broader solution for an additional vertical market, which can then be exploited in conjunction with Simtrol's OEM or integrator partner.

      IT professionals have long managed corporate assets such as PC's, servers and routers. During the past two years, most AV products have become IP addressable - a requirement from IT professionals who wish to manage the AV devices as shown in the following graphic with the same power and flexibility they use to manage IT assets. IT departments demand that these devices tie into their existing IT network and wish to use global IT tools such as IBM's NetView, Hewlett-Packard's OpenView, or Computer Associates' Unicenter(R) to monitor and manage them.

      Originally, we developed and marketed hardware-based videoconferencing and control systems. However, in 2000, management recognized an increased interest by computer and computer-related manufacturers to expand their existing technologies into the AV industry. A number of these manufacturers began to offer plasma screen televisions, digital projection equipment and other similar devices. At that time, management believed that this would lead to the commoditization of other AV control hardware, such as touch panel displays. Accordingly, in conjunction with the commencement of a contract with Boeing, we shifted our business strategy to a PC-centric software model, thereby positioning us as the first to market with a fully integrated software solution. In April 2001, we released the first version of our ONGOERTM PC-based control software just as a major trend began taking place: IT professionals were taking over the management of AV applications. We believe that we are well positioned to take advantage of this growing trend and can become a popular Windows application for enterprise users over the next three to seven years. As a result of our strategic shift, we no longer sell videoconferencing systems directly, although we still maintain service contracts with certain videoconferencing customers that we are beginning to leverage into future sales opportunities of our software products. To date, we have spent approximately $4 million in research and development for our software product offerings. During 2004 and 2003, we spent approximately $0.5 million and $0.4 million, respectively, in research and development.

      Our principal executive offices are located at 2200 Norcross Parkway, Suite 255, Norcross, Georgia 30071 and our telephone number is (770) 242-7566.

Recent Developments

      During 2004 and 2005, we have continued our plan to restructure our business around the sales of our ONGOER and OnGuard PC-based control software. The product was originally available for sale in April 2001 and represented a departure from our previous business of selling, installing and servicing our Omega videoconferencing control systems. We continue to service certain Omega videoconferencing control systems under maintenance contracts.

      Due to the discontinuance of our older Omega product line of videoconferencing systems and the slower than anticipated increase in sales of ONGOER, in June 2002 we reduced our headcount by approximately 50% in order to conserve resources and focus our sales and development efforts with select AV integrators, firms that specialize in the sale, installation, support and service of AV equipment and on software licensing opportunities in order to reduce our cash used from operations. We also moved to significantly smaller office space in September 2002 to reduce overhead expenses.

      These changes were necessary because during the year following the launch of ONGOER 1.0, we learned that integrators would have to change the way they sell, design, program, invoice, install and support control system solutions in order to use our PC-based ONGOER product. Despite obvious benefits of moving to a PC-based solution, a complete overhaul of internal operations was simply not a choice integrators were willing to make during an uncertain economic climate.

      Despite reduced headcount and a major reduction in expenses, we retained our top software talent and focused on adding important software features to enhance our product. During the second half of 2002, success on two important fronts took place. First, we announced our first licensing agreement with Polycom, the world's largest videoconferencing company based on revenues. Under our agreement with Polycom, we license certain ONGOER code for use in Polycom's PC-based iPower videoconferencing platform. This software, called Meeting Tool Assistant (MTA), provides Polycom's customers with control capabilities for three serial devices - a VCR, projector and document camera.

      The success of MTA led to an expanded Polycom-Simtrol relationship during February 2004, when Polycom announced that our ONGOER product could leverage Polycom's iPower platform to provide seamless, flexible control of a wide variety of voice, video and peripheral components. This relationship with Polycom has provided credibility to our software through a proven market leader and has provided for increased exposure to AV integrators interested in exploring PC-based solutions.

      Second, we have established a strong relationship with Telaid, a Connecticut-based systems integration and service firm. Together, we have successfully deployed approximately 50 ONGOER units at Morgan Stanley. The Morgan Stanley account was instrumental in shaping our second software product - OnGuard monitoring software. Success at Polycom and Telaid has provided us with increased visibility in the AV integration community, strong reference accounts and valuable feedback on additional software features that will further enhance our ONGOER and OnGuard products.

      We issued additional convertible notes and private common stock during 2004 and convertible preferred stock in 2005 to fund our operations; however, we continue to use significant cash in operations and will require additional debt or equity financing. This additional financing could be in the form of the sale of assets, the issuance of debt or equity securities, or a combination of these financing methods. The amount of such funding that may be required will depend primarily on how quickly sales of our ONGOER product take place and to what extent we are able to work out our overdue accounts payables with our various vendors. There can be no assurance that we will be able to obtain such financing if and when needed, or that if obtained, such financing will be sufficient or on terms and conditions acceptable to us. If we are unable to obtain this additional funding, our business, financial condition and results of operations will be adversely affected.

      As of June 30, 2005, the Company had cash of $692,883. The Company does not have sufficient funds for the next twelve (12) months and has relied on periodic investments in the form of common stock and convertible debt and preferred stock since the fourth quarter of 2001 to sustain its operations. The Company currently requires substantial amounts of capital to fund current operations and for the payment of past due obligations including operating expenses and the continued development and deployment of its ONGOER and OnGuard product lines. During the quarter ended June 30, 2005, the Company issued $1,092,000 of convertible preferred stock. On February 4, 2004, the Company issued $575,000 of convertible debt and during 2004, the Company issued $1,825,000 of equity securities in a private placement. However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its ONGOER and OnGuard product lines, generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

Products

      Our core business is the design, production and sale of our ONGOER device control software and our OnGuard monitoring software. Together, these software products allow a PC to manage, control and monitor a wide variety of AV devices.

      ONGOER

      ONGOER allows end users to operate, as a single system, a broad range of electronic equipment such as projectors, VCRs, computers, sound systems, lighting and temperature controls and other audio and video devices in a variety of settings. This is a significant departure from the products currently available on the AV control systems market in that it is a software-based system that can be installed to run on readily available third-party hardware such as PCs. Major competitors' AV control systems are based on proprietary hardware components employing code written in proprietary scripting languages. In order to grow sales and to reach and maintain profitability, management believes that we can better leverage our technological and service competencies by marketing and selling ONGOER through third-party resellers and system integrators, by licensing our software to third parties in the AV market and by entering new markets for control system technology.

      ONGOER can be operated from any PC with the Windows(R) 2000 or Windows(R) XP operating system. All interfaces, cables and cards and the hardware controller itself can be purchased from a wide variety of suppliers. With its unique open architecture, this software delivers real-time control to AV-system management. ONGOER's software-based technology allows integrators to change configurations with ease and any device that can connect to a PC can be controlled with ONGOER.

      We have developed OnROAD, ONGOER's remote operations, administration and diagnostics utility, to facilitate detection and correction of system problems from any remote location. Integrators no longer have to travel to customers' locations to fix minor problems. OnROAD allows integrators to diagnose and repair the vast majority of system conflicts remotely. We provide OnROAD as an integral part of the base software package and no additional hardware or software is needed to perform these functions.

      The PC controller is the heart of the ONGOER control system. The flexibility of ONGOER lets integrators choose the controller: anything from a single-box chassis to a multiprocessor server. There is no need to have an additional PC or proprietary hardware controller because the PC can handle all of an AV system's computing needs, as well as any additional software required for presentations and other applications.

      ONGOER not only makes the PC a control platform for numerous third-party AV devices, but its broad range of connection methods extends the flexibility further. Users can choose among numerous devices and connect via a number of different methods.

      End-users normally have contact with ONGOER only through the user interface. ONGOER provides a great deal of flexibility in creating methods for human interaction with the system. Because it relies on third-party hardware, integrators can choose to incorporate a wide range of devices as user interfaces such as inexpensive VGA monitors, sophisticated touch screens, personal digital assistants like Palm Pilots, IPaqs, Visors and even cellular phones. Graphical user interfaces can be quickly and easily created with Microsoft(R) Visual Basic. We also provide our OnLooker product as an integral part of the base software package. OnLooker includes a library of artwork and customized ActiveX controls to allow integrators to expedite the user interface development process.

      OnGuard

      OnGuard is server-based management and monitoring software. The OnGuard Server connects via standard TCP/IP networking to a set of ONGOER controllers to monitor and control devices at remote locations. OnGuard displays information about device health and status via a standard, web-based browser interface. Technicians can log in from any place at any time using standard web browsers to view the entire device control network at a glance.

Proprietary Technology

      We regard our ONGOER and OnGuard software as proprietary and have implemented protective measures of both a legal (copyright) and practical nature. We derive considerable practical protection by supplying and licensing only a non-modifiable run-time version to our customers and keeping confidential all versions that can be modified. By licensing the software rather than transferring title, we in most cases have been able to incorporate restrictions in the licensing agreements, which impose limitations on the disclosure and transferability of the software. No determination has been made as to the legal or practical enforceability of these restrictions, or the extent of customer liability for violations.

Product Development Strategies

      The AV world and the IT world are converging, with more and more devices becoming network enabled. Like PCs and servers, we believe IT departments will demand AV products (projectors, audio processors, video codecs, video switchers, cameras, electronic whiteboards, etc.) be accessible on a corporate network, where they can be controlled, managed and monitored from centralized and/or remote locations. ONGOER and OnGuard install on PCs and servers and support a product architecture that allows them to control, monitor and manage any device connected to them via the network.

      Two major efforts are underway to increase the value of the ONGOER and OnGuard software products. The first effort involves improving our powerful yet simple software tool called ONGOER

Builder (Builder). Builder guides the user through a streamlined, three-step process to design and program a control system and graphical user interface. It provides panels, buttons, labels and image objects complete with a large graphics library that allows the user to create a variety of flexible and visually attractive user interfaces. A panel workspace also enables users to design graphical layouts and a Syntax Assistant enables the user to select programming functions. Both ONGOER and ONGOER Builder use the non-proprietary BASIC programming language.

      OnGuard version 1.1 features device control panels and improved programmability and allows user-defined hyperlinks. These features provide functionality such as custom control panels for remote control of devices, programming of calendaring programs such as Microsoft Outlook for scheduling device control and user-defined hyperlinks allow improved control user interfaces or web-based device documentation.

      As the major PC companies add AV products such as plasma displays, projectors and LCD touch panels, we believe our software is well positioned to take advantage of the benefits - low price points and broad availability from a variety of suppliers - of the PC platform versus our competitors' closed, proprietary line of controllers and touch panels.

Customers

      Revenue from four major customers of $75,700 comprised 85% of consolidated revenues for the six months ended June 30, 2005. Revenue from one customer totaled $478,533, or approximately 85% of consolidated revenues for 2004. The loss of any of our major customers would have an adverse effect on our business.

Markets

      Based on the long-term objective of becoming the industry standard software for controlling and monitoring AV devices, management has developed a sales and marketing strategy to aggressively pursue relationships at each point of the distribution channel. The following provides an overview of the AV distribution channel.

      End Users

      Businesses, universities and government agencies purchase device control and monitoring solutions to aid productivity associated with the use of AV meeting room assets. From 2002-2005, we have installed our products with a number of end users, including: Boeing, Lockheed, Morgan Stanley and Merrill Lynch.

      AV and IT System Integrators

      Integrators are hired by end users to "integrate" technology to help them increase productivity and save money. Integrators purchase hardware and software products from various manufacturers and design, install and service those solutions for end users. The integrator is typically the entry point into the end user and, therefore, is a critical relationship for us. These include the Value Added Reseller ("VAR") 500, the top 500 VARs in the U.S. and AV integrators. We have successfully developed relationships with a number of integrators, including Telaid and IBM Global Services. Management considers this a critical element in the distribution channel and is focusing significant effort on developing relationships with other integrators.

      Equipment OEM Partners

      Videoconferencing companies, presentation equipment manufacturers and signal management firms represent potential alliance partners that could co-brand or private label our technology into value-add solutions featuring their products. The goal of alliances is for our partners and us to package turnkey solutions that make it easier for integrators to deploy at end user customer sites. Hardware from these companies needs to be controlled by end users for ease-of-use and monitored by support staff to guarantee the technology works in the meeting rooms. Providing turnkey solutions straight from the manufacturer helps the integrator and the end user. The large equipment Original Equipment Manufacturers ("OEMs") include, for video conferencing: Polycom, Tandberg, Sony, VCON and VTEL; for presentation equipment: SMART, Polyvision, Hitachi, 3M and Panasonic; and for signal management: Altinex and Kramer Electronics. In 2002 and 2003, we established relationships with Polycom and SMART Technologies, Inc, and in 2004 we established a relationship with Altinex, Inc.

      OEM relationships also increase our sales leverage in the AV and systems integrator channels. Each of these OEMs has relationships throughout that channel, including the VAR 500. As our products are packaged with OEM hardware, those products are introduced throughout the integrator sales channel, where they can be added to bids and specification sheets with minimal sales lead time and expense to us.

      PC OEM Partners

      Computer manufacturers represent the core platform - the PC and server - that run our software products. Their products are sold through integrators and directly to end-users. Computer companies have entered the consumer electronics business; therefore, providing turnkey control and monitoring software to integrators could drive additional sales of PCs and servers, plasma monitors and other PC hardware required for control applications. Potential PC OEM partners include Dell, Hewlett-Packard, Gateway, IBM and Sony.

      Operating System Providers

      Because the PC manufacturers are beginning to produce turnkey sets of products for the AV industry, Microsoft Corporation started working with PC companies on a Media Center PC, a solution specifically designed for media-related computers used for applications such as home entertainment. We are positioning our products as the solution for command, control and monitoring devices within such an operating system. Management sees this as a long-term possibility for an additional revenue stream.

Competition

      We primarily compete with two companies, both of which have significantly greater resources and market share. Both companies offer control solutions based on proprietary hardware and software. We offer control solutions utilizing open PC technology.

      Our two major competitors in the AV control systems market are AMX and Crestron, who combined currently have close to 100% of the sales in this market.

      AMX, headquartered in Richardson, Texas, was established in 1982. This publicly traded company employs about 400 people, with dealers and distributors in 40 countries. AMX has a strong foothold in Fortune 500 companies. Typical AMX applications include control of devices in corporate boardrooms, meeting facilities, professional sporting arenas, museums, hospital operating rooms, transportation systems and schools.

      Headquartered in Rockleigh, New Jersey, Crestron designs and manufactures control and automation systems for corporate, industrial, educational and residential markets.

      Both Crestron and AMX offer hardware-based control systems, the cores of which are proprietary controllers fitted with proprietary cards and connectors manufactured by or for them and running proprietary operating systems. These proprietary controllers communicate with controlled devices by means of code written in proprietary languages (each company has developed its own). Integrators who re-sell systems from each of these companies must send their technical personnel to training courses offered by the companies themselves and by several independent organizations.

      Because ONGOER is a software-based control system designed to run on commodity hardware, we believe we have several advantages over AMX and Crestron. The PC industry is a vast marketplace with enormous economies of scale. Computer hardware including touch screens, wireless Smart Displays and serial ports are extremely powerful and inexpensive. Innovative and wireless network-enabled devices are regularly introduced into the mass PC market. There are advantages for end customers in familiarity and cost compared to proprietary, hardware-based control systems.

      Many end customers also strive for a unified collaboration/control solution, such as the combination of Polycom iPower and Simtrol ONGOER, or the combination of a SMART Display and Simtrol ONGOER. When the PC is already part of an AV room, there are even more compelling cost advantages to adding ONGOER software to the existing PC and existing display.

      End customers are also demanding a new breed of proactively monitored control solutions. Traditional control systems companies are reacting by introducing PC-like services and interfaces to PCs and innovative PC wireless Smart Displays. These PC-like services cannot compete in terms of price and performance with the much larger PC marketplace.

      Traditional control systems position themselves to be the central technology and view the PC as an "important device." We believe the PC is the central technology and view traditional hardware control boxes as a declining technology.

Research and Development

      Our product engineering, including our costs associated with design and configuration of fully developed systems for particular customer applications is accounted for in our financial statements as research and development expenses. During the year ended December 31, 2004 our expenditures for research and development of new products or new components for our ONGOER product totaled $452,002, an increase of 8% from the total expenditures of $419,361 in 2003. The 8% increase from 2003 was due primarily to higher salary and benefit costs.

Employees

      As of September 15, 2005, we employed 12 persons full time, including two executive officers. Of the full-time employees who were not executive officers, five were engaged in research and development, three in service, one in sales, and one in information systems. Employee relations are considered good and we have no collective bargaining contracts covering any of our employees.

Properties

      We maintain our executive and sales offices in 6,400 square feet of leased office and warehouse space in Norcross, Georgia, under a three-year lease, which expired in August 2005. We have extended our lease for twelve additional months through August 2006. We moved to this facility from our former facility in Norcross, Georgia in September 2002. Monthly rent will be $3,666 including common area maintenance charges, taxes and insurance beginning in September 2006.

      We believe that our current facilities are adequate for our current requirements.

Legal Proceedings

      We are currently not a party to any legal proceedings.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

      We are a Georgia-based software technology company specializing in AV control. We design, manufacture, market, service and support our ONGOER software control system, which is designed to run on third-party hardware. Previously, our core business was the design, manufacture, marketing and servicing of software based command and control systems, including videoconferencing control systems, through our wholly owned subsidiary, Videoconferencing Systems, Inc. We continue to service certain of our videoconferencing customers but have discontinued selling to this market.

      Our command and control solutions allow end users to operate, as a single system, a broad range of electronic equipment such as projectors, VCRs, computers, sound systems, lighting and temperature controls and other audiovideo devices in a variety of settings. A typical customer is a large, multi-site organization that utilizes sophisticated audio, video and communications network technologies that require complex command and control solutions. These solutions can be used in a variety of settings, including corporate meetings and conferences, distance learning and judicial arraignment systems. These customers also require superior after-the-sale service. Historically, we have utilized a direct sales model. However, in order to attempt to grow sales and to reach and maintain profitability, management believes that we can better leverage our technological and service competencies by marketing and selling our products through third party resellers and system integrators, who specialize in the sale, installation, support and service of audiovisual equipment and by entering new markets for our control system technology.

      During 2000, we undertook a restructuring of our business operations and balance sheet that are intended to achieve profitable operations and provide positive operating cash flows. As part of this restructuring, we raised additional equity capital and paid off debt outstanding at that time. These restructuring initiatives have enabled us to reposition our product line and to expand our presence in the AV command and control systems market. This market, which to some degree overlaps the high-end videoconferencing market historically served by us, is almost exclusively maintained by thousands of resellers and system integrators. Our products have been re-engineered such that they may also be sold through these third party channels. We believe we offer a functionally superior, lower cost, fully integrated solution which provides command and control and remote diagnostics for audio, visual and room environment devices and for network connectivity.

      Once established in the AV command and control market, we envision developing additional applications for other command and control system markets, including process control applications in manufacturing environments and the burgeoning home entertainment market, that may involve licensing our control software to existing OEM vendors, in addition to third-party reseller channels.


Critical Accounting Policies

      We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

o Revenue recognition. Revenue consists of the sale of our PC-based device control software licenses (ONGOER) and maintenance revenue on our older videoconferencing systems (Omega). We recognize revenue from ONGOER software sales upon shipment as we sell the product to AV integrators. Revenue on Omega maintenance contracts is recognized over the term of the related contract. Revenue on the sale of hardware is recognized upon shipment.

o Capitalized software research and development costs. Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization.

o Impairments of Assets/Investments. We record impairment losses on assets and investments when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

Financial Condition and Liquidity

For the Six Months Ended June 30, 2005

General

      As of June 30, 2005, we had cash of $692,883. We do not have sufficient funds to meet our cash flow requirements for the next twelve (12) months. We have relied on periodic investments in the form of common stock and convertible debt by certain of our existing stockholders since the fourth quarter of 2001 to sustain our operations. We currently require substantial amounts of capital to fund current operations and the continued development and deployment of our ONGOER and OnGuard product lines. Due to recurring losses from operations, an accumulated deficit, negative working capital and our inability to date to obtain sufficient financing to support current and anticipated levels of operations, our independent public accountant's audit opinion states that these matters have raised substantial doubt about our ability to continue as a going concern at December 31, 2004.

      We used $633,017 in cash from operating activities in the six months ended June 30, 2005 compared to $904,619 during the six months ended June 30, 2004 due primarily to retirements of various past due obligations with proceeds from the 2004 convertible debt issued in February 2004 and equity securities issued in June 2004. We used $5,325 in investing activities during the six months ended June 30, 2005; there was no cash used in investing activities for the six months ended June 30, 2004. Cash provided by financing activities in the six months ended June 30, 2005 consisted of approximately $917,000 net proceeds from sales of Series A Convertible Preferred Stock (see Note 6 to the unaudited condensed consolidated financial statements). Cash provided by financing activities in the six months ended June 30, 2004 consisted primarily of $575,000 of convertible debt issued in February 2004 and $1,250,000 of equity securities issued in June 2004, excluding issue costs. $60,000 of convertible notes were repaid with proceeds from the equity securities and the Company's note payable for past due rent of approximately $216,000 was also retired in full for payments totaling $70,000. We have relied on a combination of investments of convertible debt and common stock from private investors, including four members of the Board of Directors, to fund operations since November 2001.

      We will likely require additional funding during the remainder of fiscal 2005 and thereafter to fund our development and operating activities. This additional funding could be in the form of the sale of assets, debt, equity, or a combination of these financing methods. However, there can be no assurance that we will be able to obtain such financing if and when needed, or that if obtained, such financing will be sufficient or on terms and conditions acceptable to us. If we are unable to obtain this additional funding, our business, financial condition and results of operations would be adversely affected. The accompanying financial statements contemplate our continuation as a going concern. However, we have sustained substantial losses from operations in recent years, and such losses have continued through June 30, 2005. We have also used, rather than provided, cash in our operations for the six months ended June 30, 2005.

      In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon our continued operation, which in turn is dependent upon our ability to meet our financing requirements on a continuing basis and attract additional financing. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

      In response to the matters described in the preceding paragraphs, our management is currently in the process of attempting to secure additional equity and debt financing.

      We expect to spend less than $25,000 for capital expenditures in the remainder of 2005.

For the fiscal year ended December 31, 2004

      As of December 31, 2004, we had cash and cash equivalents of $414,051. We may not have sufficient funds to sustain our operations for the next twelve months. We have relied on periodic investments in the form of common stock and convertible debt since the fourth quarter of 2001 to sustain our operations. We currently require substantial amounts of capital to fund current operations and for the payment of past due obligations including operating expenses and the continued development and deployment of our ONGOER product line. There can be no assurance that we will be successful in our attempts to develop and deploy our ONGOER product line, to generate positive cash flows or raise sufficient capital essential to our survival. To the extent that we are unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if we do raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable us to develop our business to a level where we will generate profits and positive cash flows.

      These matters raise substantial doubt about our ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.


      We used $1,461,561 in cash from operating activities in 2004, primarily due to our loss of $898,803 and a reduction in accrued expenses and accounts payable of $542,733 and $184,829, respectively, that resulted mainly from payments on past due obligations during 2004 with proceeds from our common stock and debt offerings during the year. The increase in cash used from operations in 2003 of $597,465 was due primarily to the payments of the various past due obligations above. No cash was used in investing activities in either 2004 or 2003.

      During 2004, we issued 915,104 shares of our common stock for net proceeds of $1,537,463 (at prices ranging from $1.92-$2.00 per share) in private placements of equity to limited numbers of accredited investors. We also issued warrants to purchase a total of 915,104 shares of stock to these investors at exercise prices of $2.00 per share. Offering costs totaled approximately $292,000, including sales commissions of $219,000. See note 6 to our consolidated financial statements.

      During 2004, we also issued $575,000 of convertible debt (the "2004 Debt") (see Note 5 to our consolidated financial statements). In June 2004, $525,000 of the 2004 Debt was converted into 271,409 shares of our common stock.

      In 2003, we sold 282,573 shares of our common stock for proceeds of $603,700 in private placements to individual investors including three members of our Board of Directors. The share prices ranged from $1.52 to $3.58 per share. Offering costs for these transactions were de minimis and there were no sales commissions.

      We also issued $30,000 of convertible debt ("2003 Debt") to two of our directors during the year ended December 31, 2003. The 2003 Debt accrued interest at prime plus 1%. The principal and interest amounts were converted into 12,842 shares ($2.40 per share) of our common stock on July 22, 2003.

      During 2002, we issued an aggregate of $760,000 of convertible debt ("2002 Debt") to numerous private investors, including four members of our Board of Directors. The 2002 Debt accrued interest at prime rate plus 1% and was originally due on December 31, 2002. In conjunction with the issuance of the 2002 Debt, we issued 75,000 common stock purchase warrants to the holders of the 2002 Debt. The 2002 Debt was convertible immediately into shares of our common stock at prices originally ranging from $4.70 to $7.90 per share, which represented the market prices of our traded common stock on the dates of the issuances of the 2002 Debt. The warrants, which expire at various dates in 2006, were exercisable immediately at prices ranging from $4.70 to $7.90 per share. Each warrant entitles the holder to purchase one common share of our common stock.

      On December 31, 2002, we extended the 2002 Debt to January 31, 2003 and as an inducement to convert, we reduced the conversion price of the debt to $2.40 per share and reduced the exercise price of the warrants to $2.40. We recognized approximately $58,000 as finance charges over the remaining terms of the notes to reflect the lowering of the warrant exercise price at December 31, 2002.

      In January 2003, $735,000 of the 2002 Debt plus accrued interest was converted to 320,408 shares of our common stock. Pursuant to Statement of Financial Accounting Standard No. 84 "Induced Conversion of Convertible Debt", a debt conversion expense of $431,599 was recorded to reflect the fair value of the additional shares that resulted from lowering the conversion price to $2.40.

      During 2001, we issued $400,000 of convertible debt to two shareholders ("2001 Debt"). The 2001 Debt accrued interest at prime rate plus 1% (6.5% at the time), was originally due February 7, 2002 and was collateralized by all of our assets. The 2001 Debt was originally convertible into shares of our common stock at $4.90 per share. In conjunction with the issuance of the convertible debt, we issued 40,000 common stock purchase warrants to the holders of the 2001 Debt. The warrants, which expire at various dates in 2006, are exercisable immediately and entitle the holder to purchase one common share of our common stock at prices ranging from $4.60 to $5.30 per share. Also, the agreement called for the issuance of additional warrants to the debt holders for each 60 day extension period on the debt as follows: 10,000 warrants to each debt holder for the first 60 day extension and 6,000 warrants to each debt holder at the date of each subsequent 60 day extension. On February 7, 2002, the debt holders granted a 60-day extension and as a result, we issued an additional 10,000 warrants, which entitle the debt holders to each purchase 10,000 shares of our common stock at $4.90 per share. In conjunction with the issuance of 10,000 warrants to the shareholders on February 7, 2002, $88,254 was estimated as the fair value of the warrants and was expensed over the extended life of the note as the shareholders agreed to extend the due date of the loans until December 31, 2002 and no additional warrants were granted.

      On December 31, 2002 we extended the due date of the 2001 Debt until January 31, 2003 and as an inducement to convert, the conversion price was reduced to $2.40 per share. On January 31, 2003, we extended the due date until December 31, 2003. At January 31, 2003 we recorded a beneficial conversion feature in the amount of $229,284, to reflect the fair value of the additional shares that may be issued from lowering the conversion price. The beneficial conversion feature accreted to interest expense over the extended life of the 2001 Debt. During 2003, we amortized all these amounts as finance charges.

      In January 2004, the 2001 Debt was extended to December 31, 2004. Additionally, we agreed to issue the debt holders warrants to purchase two shares of stock for each share of stock created by conversion of the 2001 Debt, contingent upon the conversion of the principal note and interest to common stock. All the principal and interest of the 2001 Debt converted to 192,283 shares of common stock on September 30, 2004. The 2001 Debt holders were granted warrants to purchase 384,566 shares of stock on the conversion date of the 2001 Debt at an exercise price of $2.00 per share. As a result, we recorded $81,488 of warrant value as debt conversion expense on that date.

      During 2004, our total assets increased approximately 114% to $489,560 at December 31, 2004 from $229,299 at December 31, 2003. The increase was due primarily to our increased cash balance of $410,053 that resulted primarily from our debt and private equity offering during 2004. Total liabilities decreased $1,948,192, or 90%, due primarily to the retirement of liabilities with proceeds of the convertible debt and equity placements during 2004 and the conversion of $400,000 of the 2001 Debt plus applicable accrued interest to equity in September 2004. In conjunction with the retirement of various liabilities, we recorded $716,299 in debt extinguishment gains for liabilities retired for less than their recorded values.

Results of Operations

Six Months Ended June 30, 2005 and 2004

Revenues

      Revenues were $88,667 and $462,526 for the six months ended June 30, 2005 and 2004, respectively. The 81% decrease for the six months ended June 30, 2005 was primarily due to decreased software revenues of $365,207 during the current period, primarily resulting from an approximate $364,000 multi-site sale to an integrator for implementation at one end user in 2004.

Cost of Revenues and Gross Profit

      Cost of revenues decreased $75,696, or 88%, for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 due primarily to the amortization of previously capitalized research and development costs to cost of revenues in 2004 and the lower revenues in the current year above.

Software development costs incurred after technological feasibility has been established are capitalized and amortized on a straight-line basis over the useful life of the product. These expensed costs were $0 and $69,406 for the six months ended June 30, 2005 and 2004, respectively, as we began to expense previously capitalized research and development costs to cost of revenues in April 2001 and ended amortization in March 2004.

      Gross margins were approximately 95% and 83% for the six months ended June 30, 2005 and 2004, respectively.

Selling, General, and Administrative Expenses

      Selling, general, and administrative expenses were $477,445 and $531,583 for the six months ended June 30, 2005 and 2004, respectively. The decrease in the six-month period ended June 30, 2005 compared to the similar period in 2004 resulted primarily from higher accounting and auditing expenses of approximately $30,000 incurred during 2004 and approximately $45,000 of non-refundable investment banking fees incurred in the prior year. The Company filed all required SEC filings for 2003 during 2004 and initially engaged Westminster Securities to assist in raising capital during 2004.

Research and Development Expenses

      We charge research and development costs to expense as incurred until technological feasibility of a software product has been established. Research and development expenses increased to $253,182 in the six months ended June 30, 2005 from $217,707 in the six months ended June 30, 2004 due primarily to higher wage and employee benefit expenses during the current period.

Other (Income)/Expense, Primarily Finance Charges

      Other (income)/expense, primarily finance charges of ($727) and $447,336 for the six months ended June 30, 2005 and 2004, respectively, consisted primarily of finance charges associated with our issuance of convertible debt during previous fiscal years as well as in February 2004. See note 6 to the unaudited condensed consolidated financial statements.

Debt Conversion Expense

      A debt conversion expense of $164,155 was recorded at the time of the conversion of the 2004 Debt to reflect the fair value of additional warrants granted upon the conversion of the Debt to common stock in June 2004. See note 5 to the unaudited condensed consolidated financial statements. No similar debt conversion expense was incurred during the six months ended June 30, 2005.

Gain on Debt Extinguishments

      A gain of $648,611 was recorded during the six months ended June 30, 2004 to reflect the payoffs of various liabilities for less than their previously recorded balances. No similar debt extinguishments took place during the six months ended June 30, 2005.

Net Loss

      Net loss for the six months ended June 30, 2005 was $645,555 compared to a net loss of $329,662 for the six months ended June 30, 2004. The increase in net loss for the period was due primarily to higher software revenues during the prior year resulting from an approximate $364,000 multi-site sale of ONGOER and OnGuard to one customer in June 2004.

For fiscal years ended December 31, 2004 and 2003

Revenues

      Revenues were $565,870 and $504,881 in 2004 and 2003, respectively. The 12% increase in revenues from 2003 to 2004 was primarily due to higher software revenues of $277,932, offset partly by the decrease in Omega maintenance revenue of $216,943 as former customers have either replaced these older systems with newer equipment or declined maintenance contracts due to budgetary considerations. The increase in software revenues during 2004 included an approximate $364,000 multi-site sale to an integrator for implementation at one end user. Due to our small customer base, we face the risk of fluctuating revenues should any of our customers discontinue using our products. See Note 8 to our consolidated financial statements.

Gross Profit

      Gross profit as a percentage of revenues was approximately 85% and 28% in 2004 and 2003, respectively. The increase from the prior year was due primarily to the higher software revenues during 2004 as well as the periodic charge for amortization of capitalized software development costs being larger in the prior year as all capitalized software costs were amortized as of March 31, 2004.

Selling, General & Administrative Expenses

      Selling, general and administrative expenses were $936,446 and $647,984 for 2004 and 2003, respectively. The 45% increase resulted primarily from accounting and auditing expenses of approximately $115,000 incurred during 2004, and approximately $75,000 of non-refundable investment banking fees. We filed all required SEC filings for 2003 during the quarter ended March 31, 2004 and engaged Westminster Securities to assist in raising capital.

Research and Development Expenses

      We charge research and development costs to expense as incurred until technological feasibility of a software product has been established. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. These expensed costs were $452,002 and $419,361 for 2004 and 2003, respectively. The 8% increase from 2003 was due primarily to higher salary and benefit costs.

Other Expense, Primarily Finance Charges

      Other expense, primarily finance charges were $460,789 and $287,798 for 2004 and 2003, respectively. Expense during 2004 consisted primarily of finance charges associated with our issuance of convertible debt during previous years as well as debt originated in February 2004. During 2003, this expense consisted primarily of the amortization of the warrant value and the beneficial conversion feature of the convertible debt issued between the fourth quarter 2001 and the nine months ended September 30, 2003. See note 5 to the consolidated financial statements.

Debt Conversion Expense

      Debt conversion expense during 2004 amounted to $245,643 and consisted of $164,155 that was recorded at the time of the conversion of the 2004 Debt in June 2004 to reflect the fair value of additional warrants granted upon the conversion of a majority of the Debt to common stock, and $81,488 that was recorded at the time of the conversion of the 2001 Debt in September 2004 to reflect the fair value of additional warrants granted upon the conversion of the 2001 Debt to common stock. See note 5 to the consolidated financial statements.

      Debt conversion expense of $431,599 was recorded during 2003 to reflect the fair value of the additional shares issued to convertible debt holders who extended their notes originally due on December 31, 2002 in exchange for a reduction of the conversion price of the debt.

Gain on Extinguishments of Debt

      A gain of $716,299 was recorded during 2004 to reflect the payoffs of various liabilities for less than their previously recorded balances. No similar debt extinguishments took place during 2003.

Net Loss

      Our net loss for 2004 was $898,803, or $0.30 per share, compared to our net loss for 2003 of $1,645,374, or $0.76 per share. The decrease in net loss was due primarily to increased gross profit in the amount of $338,410 that resulted from increased software sales as well as the gain on debt extinguishments of $716,299 in 2004 to reflect the retirement of liabilities for less than their recorded values, partly offset by higher finance charges incurred during 2004 relating to the convertible debt financing originated in February 2004.

Off Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements.

                           RELATED PARTY TRANSACTIONS


      On September 30, 2004, two of our directors, Larry Carr and Edward Redstone, each converted their $200,000 convertible notes originated in 2001 and all applicable interest into 96,158 and 96,125 shares of common stock, respectively. At the same time, Messrs. Carr and Redstone were granted warrants to purchase 192,316 and 192,250 shares of common stock at exercise prices of $2.00 per share.

      During 2003, we issued $30,000 of debt to Messrs. Carr and Redstone at prime rate plus 1% (then 5.25%), with a due date of December 31, 2003. All the outstanding principal and accrued interest on the notes was converted to 12,842 shares of restricted common stock in July 2003 at a conversion price of $2.40 per share.

      During 2002, we issued $272,500 of convertible debt to each of Messrs. Carr and Redstone. The debt accrues interest at prime rate plus 1% and was originally due December 31, 2002. The proceeds of this debt were utilized for working capital purposes. The debt was convertible into shares of our common stock at prices ranging from $4.70 to $7.90 per share. In conjunction with the issuance of the convertible debt, we issued 27,250 common stock purchase warrants to the holders of the debt. The warrants, which expire at various dates in 2007, are exercisable immediately and entitle the holder to purchase one share of our common stock at prices ranging from $4.70 to $7.90 per share. We received an extension to January 31, 2003 on the note effective December 31, 2002. At that time, the conversion price of the note and the exercise prices of the warrants were changed to $2.40 per share. Messrs. Carr and Redstone converted their notes and all accrued interest into an aggregate of 237,176 shares of restricted common stock on January 15, 2003.

      On December 31, 2002, Messrs. Carr and Redstone agreed to extend the due dates of their $200,000 convertible notes originated in 2001 to January 31, 2003 and then to December 31, 2003, from the original due dates of December 31, 2002. The conversion price of the notes was adjusted from their original $4.90 per share price to $2.40 per share. The notes had been previously extended from their original due dates of February 7, 2002 in exchange for the issuance of 10,000 additional warrants each on that date. The exercise price of all warrants issued in conjunction with these notes was adjusted to $2.40 per share on December 31, 2002 in exchange for the extension of the due date. These notes are collateralized by all of our assets.

                                  LEGAL MATTERS

      Certain legal matters in connection with the shares of common stock offered hereby have been passed upon for Simtrol by Smith, Gambrell & Russell, LLP, Atlanta, Georgia, counsel to Simtrol.

                                     EXPERTS

      The consolidated financial statements of Simtrol, Inc. and Subsidiaries as of December 31, 2004 and for each of the years ended December 31, 2004 and 2003 included in this document have been audited by Marcum & Kliegman LLP, independent registered public accountants, as set forth in their report thereon and included in this prospectus. Such consolidated financial statements referred to above are included herein.

                              FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2005
(Unaudited)............................................................................................F-2

Report of Independent Registered Public Accounting Firm................................................F-12

Consolidated Balance Sheet as of December 31, 2004.....................................................F-13

Consolidated Statements of Operations for Years Ended December 31, 2004 and 2003.......................F-15

Consolidated Statements of Shareholders' Deficiency for Years Ended December 31, 2004 and 2003.........F-16

Consolidated Statements of Cash Flows for Years Ended December 31, 2004 and 2003.......................F-17

Notes to Consolidated Financial Statements.............................................................F-18

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                                                       June 30,
                             ASSETS                                      2005
                                                                         ----
Current assets:
     Cash                                                          $        692,883
     Accounts receivable, net                                                59,173
     Prepaid expenses and other assets                                       25,152
                                                                    ----------------
           Total current assets                                             777,208

Property and equipment, net                                                  25,707

Other assets:
     Other long term assets                                                   1,149
                                                                    ----------------
                 Total assets                                      $        804,064
                                                                    ================

              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                                                       175,320
     Accrued expenses                                                        36,162
     Deferred revenues                                                       31,667
                                                                    ----------------
           Total Current Liabilities                                        243,149

Commitments and contingencies

Stockholders' equity:
     Preferred stock, $.00025 par value; 800,000 shares authorized:
       Series A Convertible Preferred Stock, 450,000
       designated; 364,004 issued and outstanding, liquidation
       value $1,092,000                                                          91
     Common stock, authorized 40,000,000 shares of
       $.001 par value; 3,733,163 issued and outstanding                      3,733
     Additional paid-in capital                                          63,752,830
     Accumulated deficit                                                (63,195,739)
                                                                    ----------------
                 Total stockholders' equity                                 560,915
                                                                    ----------------
                Total liabilities and stockholders' equity         $        804,064
                                                                    ================

See notes to condensed consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                                                                  Six Months Ended
                                                                                      June 30
                                                                            -----------------------------
                                                                                2005           2004
                                                                            -------------- --------------
Revenues:
  Software licenses                                                        $       53,849 $      419,056
  Service                                                                          34,818         43,470
                                                                            -------------- --------------
      Total revenues                                                               88,667        462,526
Cost of revenues:
  Software licenses                                                                   584         77,949
  Service                                                                           3,738          2,069
                                                                            -------------- --------------
      Total cost of revenues                                                        4,322         80,018
                                                                            -------------- --------------
          Gross profit                                                             84,345        382,508

Operating expenses:
    Selling, general, and administrative                                          477,445        531,583
    Research and development                                                      253,182        217,707
                                                                            -------------- --------------
Total operating expenses                                                          730,627        749,290

         (Loss)/income from operations                                          (646,282)      (366,782)

Other income/(expenses)
Other income/(expense), primarily finance charges                                     727      (447,336)
Debt conversion expense                                                                 -      (164,155)
Gain on debt extinguishment                                                             -        648,611
                                                                            -------------- --------------
Total other income/(expenses)                                                      37,120         37,120
                                                                            -------------- --------------
         Net loss                                                               (645,555)      (329,662)

                      Deemed preferred dividend                                   504,978              -
                                                                           --------------- --------------
                      Net loss attributable to common stockholders        $   (1,150,533) $    (329,662)
                                                                           =============== ==============

Net loss per common share, basic and diluted:
            Net loss per share                                            $       (0. 31) $       (0.13)
                                                                           =============== ==============
Weighted average shares outstanding
    basic and diluted                                                           3,721,920      2,468,351
                                                                           =============== ==============

See notes to condensed consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                     Six Months Ended
                                                                                         June 30,
                                                                          ---------------------------------------
                                                                                        2005                2004
                                                                          -------------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
             Net cash used in operating activities                                 (633,017)           (904,619)
                                                                          -------------------  ------------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
             Purchases of equipment                                                  (5,325)                   -
                                                                          -------------------  ------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on short-term credit facilities                                              -           (156,654)
     Payments on long-term debt                                                            -            (59,792)
     Payments of convertible debt                                                          -            (60,000)
     Net proceeds from convertible debt                                                    -             479,000
     Net proceeds from stock issuances                                               917,174           1,058,607
                                                                          -------------------  ------------------
             Net cash provided by financing activities                               917,174           1,261,161
                                                                          -------------------  ------------------


Increase in cash                                                                     278,832             356,542
Cash, beginning of the period                                                        414,051               3,998
                                                                          -------------------  ------------------
Cash, end of the period                                                   $          692,883   $         360,540
                                                                          ===================  ==================
Supplemental schedule of non-cash investing and financing activities:
Issuance of stock warrants                                                          $412,196            $ 91,202
                                                                          -------------------  ------------------
Capitalization of Financing Fees                                                    $      -            $101,400
                                                                          -------------------  ------------------
Beneficial conversion feature of convertible debt                                   $      -            $127,242
                                                                          -------------------  ------------------
Beneficial conversion feature of preferred stock                                    $504,978            $      -
                                                                          -------------------  ------------------
Issuance of common stock to board members                                           $ 12,300            $      -
                                                                          -------------------  ------------------
Conversion of debt and accrued interest to common stock                             $      -            $542,825
                                                                          -------------------  ------------------
Common stock issued for investor relations performed                                $  7,900            $      -
                                                                          -------------------  ------------------

See notes to condensed consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
                                   (Unaudited)

Note 1 - Nature of Operations and Basis of Presentation

Simtrol, Inc., formerly known as VSI Enterprises, Inc., was incorporated in Delaware in September 1988 and, together with its wholly-owned subsidiaries (the "Company"), develops, markets, and supports software-based audiovisual control systems and videoconferencing products that operate on PC platforms.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America and with Item 310 of Regulation S-B of the Securities and Exchange Commission. It is management's opinion that these statements include all adjustments, consisting of only normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows as of June 30, 2005 and for all periods presented.

Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto as of December 31, 2004 and for each of the two years ended December 31, 2004 and 2003, which are included elsewhere herein this Form SB-2.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On May 7, 2004, the Company effected a 1:10 reverse split of the Company's common stock. All share totals have been adjusted to reflect the 1:10 reverse split for all periods presented.

Note 2 - Going Concern Uncertainty

As of June 30, 2005, the Company had cash of $692,883. The Company does not have sufficient funds for the next twelve (12) months and has relied on periodic investments in the form of common stock and convertible debt since the fourth quarter of 2001 to sustain its operations. The Company currently requires substantial amounts of capital to fund current operations and for the payment of past due obligations including operating expenses and the continued development and deployment of its ONGOER and OnGuard product lines. During the quarter ended June 30, 2005, the Company issued $1,092,000 of convertible preferred stock. (see Note 6). On February 4, 2004, the Company issued $575,000 of convertible debt (see Note 5) and on June 4, 2004, the Company issued $1,250,000 of equity securities (see Note 6) in a private placement. However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its ONGOER and OnGuard product lines, generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the

Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

These matters raise substantial doubt about the Company's ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Selected Significant Accounting Policies

Principles of Consolidation
The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Loss Per Share

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. The following equity securities are not reflected in diluted loss per share because their effects would be anti-dilutive:

                                        June 30, 2005      June 30, 2004
                                        -------------      -------------
Options                                       435,875            347,525
Warrants                                    4,248,452          2,190,741
Convertible Debt                                -                194,217
Convertible preferred stock                 1,456,016               -
                                            ---------         ----------
Total                                       6,140,343          2,732,483
                                            =========         ==========

Accordingly, basic and diluted loss per share are identical.

Stock Based Compensation

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of Financial Accounting Standards Board ("FASB") Statement No. 123" amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company continues to follow the pro-forma disclosures for stock-based compensation as permitted in SFAS No. 123. The following table illustrates the effect on net loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

                                                      Six Months Ended
                                                           June 30,
                                                   --------------------------
                                                   2005               2004
                                                   --------------------------

Net loss                                           ($645,555)      ($329,662)

Add: stock-based employee compensation expense
determined under the intrinsic value method                -               -
Less:  stock-based employee compensation expense
determined under fair value-based methods for all
awards                                               (80,884)       (22,712)

                                                   --------------------------
Pro forma net loss                                 ($726,439)      ($352,374)
                                                   ==========================

Net loss per share as reported-basic and diluted      ($0.31)        ($0.13)
Pro forma net loss per share- basic and diluted       ($0.33)        ($0.14)


Pro forma Information

The fair value for options issued during the six months ended June 30, 2005 and 2004 were estimated at the date of grant using a Black-Scholes option-pricing model to be $25,000 and $256,864, respectively, with the following weighted-average assumptions:

Assumptions                                  2005                      2004
                                 -------------------------------------------

Risk-free rate                              4.75%                     4.00%
Annual rate of dividends                        0                         0
Volatility                                    77%                       85%

Average life                              5 years                   7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

The following summarizes the stock option transactions for the six months ended June 30, 2005 and 2004:

                                                                       Weighted
                                                                        Average
                                                                       Exercise
                                                         Options          Price
Options outstanding at January 1, 2004                   137,525         $13.20
Granted                                                  210,000           2.00
Exercised                                                      -              -
Terminated                                                     -              -
                                                      ----------
Options outstanding at June 30, 2004                     347,525          $6.43
                                                      ==========

Options outstanding at January 1, 2005                   410,275          $5.66
Granted                                                   50,000          $0.77
Exercised                                                      -
Terminated                                               (24,400)          $5.95
                                                      ----------
Options outstanding at June 30, 2005                     435,875          $5.08
                                                      ==========

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment." This statement is a revision of SFAS Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R addresses all forms of share based payment ("SBP") awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS No. 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Upon issuance, SFAS No. 123R required public companies that file as small business issuers to apply SFAS No. 123R as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. In April 2005, the Securities and Exchange Commission approved a new rule that delays the effective date, requiring small business issuers to apply SFAS No. 123R in the first annual period after December 15, 2005. Except for the deferral of the effective date, the guidance in SFAS No. 123R is unchanged.

The adoption of this pronouncement is not expected to have a material effect on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of SFAS No. 153 should be applied prospectively.

The adoption of this pronouncement is not expected to have a material effect on the Company's financial statements.

Revenue Recognition

Revenues consist of the sale of software control devices, videoconferencing systems and related maintenance contracts on these systems. The Company sold two different products during 2005 and 2004: its PC-based software products, ONGOER and OnGuard, and its older proprietary hardware and software product, Omega. Revenue from the sale of hardware and software is recognized upon the transfer of title when shipped. Revenue on maintenance contracts is recognized ratably over the term of the related sales contract. As of June 30, 2005, there was $31,667 of deferred revenues.

Note 4 - Convertible Debt

On February 4, 2004, the Company completed the sale of convertible notes with a principal balance of $575,000 ("2004 Debt"), in a private placement to a limited number of accredited investors, including one Board member who purchased $15,000. The Company raised net proceeds of $479,000 from the sale (net fee of $96,000), and the proceeds of the offering were used to fund current operational and overhead expenses. The interest rate of the notes was 10% per annum and the conversion price of the notes was $2.00 per share for all principal and accrued interest. The due date of the notes was August 4, 2004 and the notes were convertible to shares of common stock at any time before that date.

In conjunction with the issuance of the 2004 Debt, the Company also issued warrants to the noteholders to purchase an aggregate of 287,500 shares of common stock with an exercise price of $2.00 per share (fair value of the warrants was $91,202). Each warrant enabled the holder to purchase the same number of shares as the holder would receive upon conversion of such holder's notes. The Company also issued 169,000 warrants to Westminster Securities as a placement fee for the financing (fair value of the Westminster warrants was $101,400). Noteholders received additional warrants to purchase an aggregate of 575,000 shares of stock (fair value of $179,789), which may only be exercised in the event a holder actually elects to convert his or her notes into the Company's common stock. The exercise price of the warrants is $2.00 per share of common stock.

Associated with this debt, a beneficial conversion feature of $127,242 was recorded to reflect the discount on the 2004 Debt based on the relative fair values of the warrants and conversion feature of the 2004 Debt. For the three months ended June 30, 2004, $54,427 was expensed as financing costs relating to the amortization of the beneficial conversion feature and warrant value. For the six months ended June 30, 2004, $219,144 of financing costs of this type were expensed.

All the above debt discounts were amortized to financing costs over the term of the 2004 Debt, except for the $179,789 attributed to the 575,000 warrants that could be exercised in the event of a conversion of the 2004 Debt. In June 2004, $525,000 of the 2004 Debt was converted into 271,409 shares of common stock. As a result, the Company recorded $164,155 of warrant value as debt conversion expense in June 2004. A total of $50,000 plus all applicable accrued interest was repaid during June 2004 with proceeds from the sale of common stock. Additionally, the $101,400 capitalized as a financing fee for the warrants granted to Westminster Securities was amortized over the life of the 2004 Debt. Approximately $67,600 of this amount was amortized as a financing expense in the three months ended June 30, 2004.

During 2001, the Company issued $400,000 of convertible debt to two stockholders ("2001 Debt"). The 2001 Debt accrued interest at prime rate plus 1% (6.5% at the time), was originally due February 7, 2002 and was collateralized by all of the assets of the Company. In January 2004, the 2001 Debt was extended to December 31, 2004 and the debt holders agreed to convert all principal and interest to common stock at the close of the private placement of equity securities. Additionally, the Company agreed to issue the debt holders warrants to purchase two shares of stock for each share of stock created by conversion of the 2001 Debt, contingent upon the conversion of the principal note and interest to common stock.

Note 5 - Stockholders' Equity

During the three months ended March 31, 2004, the Company issued 2,604 shares of its common stock for gross proceeds of $5,000 ($1.92 per share). Offering costs were de minimis.

On June 4, 2004, the Company issued 625,000 shares of its common stock for gross proceeds of $1,250,000 in a private placement of equity to a limited number of accredited investors. The Company also issued warrants to purchase a total of 625,000 shares of stock to these investors. The exercise price of the warrants is $2.00 per share.

During the six months ended June 30, 2005, the Company issued 10,000 shares of restricted common stock valued at $7,900 in exchange for investor relations services performed for the Company by an investor relations consultant. The Company also issued 10,249 shares of stock valued at $12,300 to Board Members as compensation.

During the six months ended June 30, 2005, the Company issued 364,004 units of securities, with each unit consisting of: one share of Series A Convertible Preferred Stock, a warrant to purchase two shares of common stock at an exercise price of $1.00 per common share expiring in five years, and a warrant to purchase two shares of common stock at an exercise price of $1.25 per common share expiring in five years, for total gross proceeds of $1,092,000 (net proceeds of $917,174). The Certificate of Designation establishing the terms of the Series A Convertible Preferred Stock included the following terms:

o the Holder may convert one share of the preferred stock into four shares of common stock at any time and without limitation; and

o without approval of a majority of the Series A Preferred Stock Holders, the Company cannot incur debt in excess of an aggregate of $1.0 million outside of trade debt in the normal course of business. Such debt may only be secured by accounts receivables and shall not encumber any copyrights, marketing materials, software code or any other proprietary technology, software or product processes, patents or patent licenses of the Company; and

o beginning the quarter ending December 31, 2005 and for every subsequent quarter the Series A Preferred Stock is outstanding, if the Company's net working capital (defined as current assets less current liabilities) is less than twenty five per cent (25%) of the total amount of gross proceeds raised in the Offering (defined as a "Quarterly Default"), then for each Quarterly Default, the Holders of the Series A Preferred Stock will receive additional shares of Series A Preferred Stock equal to 25% of the number of shares of Series A Preferred Stock held by the Holder at the time of the Quarterly Default. The net working capital will be tested on a quarterly basis, based on the Company's most recent Form 10-QSB or Form 10-KSB or other appropriate filing; and

o Series A Convertible Preferred shares have full voting rights on an "as converted" basis; and

o the liquidation value of the Series A Preferred Stock is $3.00 per share, and if the Company at any time while the Series A Preferred Stock is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or common stock equivalents entitling any person to acquire shares of common stock, at an effective price per share less than the then conversion price of $0.75, then the conversion price shall be reduced to equal the subsequent price. Exempt transactions for purposes of the repricing provision include the issuance of (a) shares of common stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, and (b) securities issued pursuant to acquisitions or strategic transactions, provided any such issuance shall only be to a person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

The Company shall use its best efforts to cause a registration statement to become effective within one hundred and twenty (120) days from the final closing date or, if earlier, within five (5) days of Commission clearance to request acceleration of effectiveness. The number of shares designated in the registration statement to be registered shall include all of the registrable securities and shall include appropriate language regarding reliance upon Rule 415 to the extent permitted by the Commission. The Company will notify the holders of the Series A Preferred Stock of the effectiveness of the registration statement within five (5) trading days of such event. In the event that this effectiveness requirement is not met, the Company will pay the Investor (pro rated on a daily basis), as partial compensation for such failure and not as a penalty one and one half percent (1.5%) of the purchase price of the registrable securities purchased from the Company and held by the Investor for each month (or portion thereof) until such registration statement has been filed. Upon effectiveness of the a registration statement for the common shares that result from conversion of Series A Preferred Stock, if the Company fails to deliver to the holder the common shares resulting from the conversion within three trading days, the Company shall pay to such holder, in cash, as liquidated damages and not as a penalty, for each $3,000 of stated value of Series A Preferred Stock being converted, $30 per trading day (increasing to $100 per trading day after three trading days and increasing to $120 per trading day six trading days after such damages begin to accrue).

In connection with the issuance of the securities above, $412,196 of the net proceeds received was allocated to the fair value of the warrants granted to purchase 1,456,016 shares of common stock, and a beneficial conversion feature of $504,978 was recorded to reflect the discount on the common shares that would result from the conversion of the Series A Preferred Stock, based on the relative fair values of the warrants and conversion feature of the Series A Preferred Stock. This beneficial conversion feature is recorded as a dividend to the preferred stockholders in the condensed consolidated statement of operations.

On July 15, 2005, the Company issued 345,444 warrants to Westminster Securities as a placement fee for the above financing. The exercise price of the warrants is $0.75 per share of common stock.

Note 6 - Major Customers

Revenue from four major customers of $75,700 comprised 85% of consolidated revenues for the six months ended June 30, 2005. At June 30, 2005, related accounts receivable from these companies comprised $58,882 (99%) of consolidated receivables.

Revenue from a customer of $424,461 comprised approximately 92% of consolidated revenues for the six months ended June 30, 2004. At June 30, 2004, related accounts receivable from this company comprised $427,430 (96%) of consolidated receivables.

Note 7 - Gain on Debt Extinguishment

Gains of $394,309 and $648,611 were recorded during the three months and six months ended June 30, 2004 as a result of the Company entering into various settlement agreements with vendors. The gains were recorded at the time of the final payments under the various agreements. The Company had no similar transactions during the six months ended June 30, 2005.

Note 8 - Subsequent Events

On July 15, 2005, the Company issued 345,444 warrants to purchase shares of common stock to Westminster Securities as a placement fee for the offering that closed on that date. The exercise price of the warrants is $0.75 per share of common stock.

On July 21, 2005, the Company granted a total of 275,000 stock options to employees. The options have a four-year vesting period and were granted at an exercise price equal to the fair value of the Company's common stock on that date.

On August 15, 2005, the Company completed the sale of 85,996 units consisting of one share of Series A Convertible Preferred Stock, a warrant to purchase two shares of common stock at an exercise price of $1.00 per share, and a warrant to purchase two shares of common stock at an exercise price of $1.25 per share. Net proceeds to the Company were approximately $255,000 (offering costs of approximately $3,000).

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Simtrol, Inc.

We have audited the accompanying consolidated balance sheet of Simtrol, Inc. and Subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity/(deficiency) and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simtrol, Inc. and Subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has not achieved a sufficient level of revenues to support its business and has suffered recurring losses from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Marcum & Kliegman LLP

New York, New York
February 28, 2005

                         SIMTROL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2004


                                     ASSETS

  CURRENT ASSETS
     Cash and cash equivalents                                   $  414,051
     Accounts receivable, less allowance for doubtful accounts
       of $109,528                                                   20,324
      Prepaid expenses and other current assets                      16,865
                                                                 -------------

         Total Current Assets                                       451,240

  PROPERTY AND EQUIPMENT, net                                        35,790

  OTHER ASSETS                                                        2,530
                                                                 -------------

  TOTAL ASSETS                                                   $  489,560
                                                                 =============

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable
                                                                  $175,058
   Accrued expenses                                                 28,739
   Deferred revenue                                                 16,666
                                                         -------------------

       Total Current Liabilities                                   220,463
                                                         -------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
   Preferred stock, $.00025 par value; authorized
     800,000 shares, none issued and outstanding                         -
   Common stock, authorized 40,000,000 shares of
     $.001 par value; 3,712,914 shares
     issued and outstanding                                          3,713
   Additional paid-in capital                                   62,815,568
   Accumulated deficit                                         (62,550,184)
                                                         -------------------
            Total Stockholders' Equity                             269,097
                                                         -------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $         489,560
                                                         ===================

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 2004 and 2003

                                                              2004            2003
                                                         -------------  -------------
  Revenues:
    Software licenses                                       473,210          195,278
    Service                                                  92,660          309,603
                                                         -------------  -------------
        Total revenues                                      565,870          504,881
  Cost of revenues
    Software licenses                                        84,023          290,142
    Service                                                   2,069           73,371
                                                         -------------  -------------
        Total cost of revenues                               86,092          363,513
                                                         -------------  -------------
        Gross profit                                        479,778          141,368
                                                         -------------  -------------

  Operating expenses
     Selling, general and administrative                    936,446          647,984
     Research and development                               452,002          419,361
                                                         -------------  -------------

     Total operating expenses                             1,388,448        1,067,345
                                                         -------------  -------------

       Loss from operations                                (908,670)        (925,977)
                                                         -------------  -------------

  Other income/(expenses):
    Other expense, primarily finance charges               (460,789)        (287,798)
    Debt conversion expense                                (245,643)        (431,599)
    Gain on extinguishments of debt                          716,299                -
                                                         -------------  -------------
  Total other income/(expense)                                 9,867        (719,397)
                                                         -------------  -------------

       Net loss                                          $ (898,803)    $ (1,645,374)
                                                         =============  =============

  Net loss per common share-basic and diluted            $    (0.30)    $      (0.76)
                                                         =============  =============

  Weighted average number of common shares outstanding    3,015,811         2,165,366
                                                         =============  =============

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIENCY)
                 For the Years Ended December 31, 2004 and 2003

                                                 Common stock
                                            -----------------------  Additional
                                             Number of      Par       Paid-in      Accumulated
                                             Shares(1)     value      capital        deficit         Total
                                            ------------ ---------- -------------- --------------  -----------
Balance, January 1, 2003                    1,718,295         1,718    57,588,383   (60,006,007)   (2,415,906)

Net Loss for the period                                                              (1,645,374)   (1,645,374)
Beneficial conversion feature of
convertible debt                                                          229,284                      229,284
Debt conversion expense                                                   431,599                      431,599
Additional warrant value as a result of
lowering      exercise price to $2.40 per
share                                                                      58,460                       58,460
Issuance of common stock in private
placements, net                               282,573           283       603,417                      603,700
Conversion of convertible debt                333,250           333       798,549                      798,882
                                            ------------   --------   ------------  -------------  -----------
Balance, December 31, 2003                  2,334,118         2,334    59,709,692   (61,651,381)   (1,939,355)

Net Loss for the period                                                               (898,803)      (898,803)
Beneficial conversion feature of
convertible debt                                                           91,202                       91,202
Warrants issued with convertible debt                                     127,242                      127,242
Issuance of common stock in private
placements, net                               915,104           915     1,536,548                    1,537,463
Warrant value issued to placement agent                                   101,400                      101,400
Conversion of convertible debt                463,692           464     1,003,841                    1,004,305
Debt conversion expense                                                   245,643                      245,643
                                            ------------   --------   ------------  -------------   ------------
Balance, December 31, 2004                  3,712,914         3,713    62,815,568   (62,550,184)       269,097
                                            ============   ========   ============  =============   ============

      (1) Restated to reflect the 1:10 reverse stock split effected May 7, 2004. The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2004 and 2003

                                                                            2004            2003
                                                                      ---------------- --------------
  Cash flows from operating activities:
     Net loss                                                         $    (898,803)    (1,645,374)
     Adjustments to reconcile net loss to net cash used in
       operating activities:
       Depreciation and amortization                                         111,782        346,917
           Allowance for uncollectible accounts                             (22,120)              -
           Interest expense-deferred financing costs                         195,400         58,460
           Interest expense-non-cash beneficial conversion feature
        of convertible debt                                                  297,749        229,284
       Gain on debt extinguishments                                        (716,299)              -
       Debt conversion expense                                               245,643        431,599
       Changes in operating assets and liabilities:
        Accounts receivable                                                   51,338         15,956
        Prepaid expenses and other current assets                           (16,865)         39,170
        Other assets                                                          25,657              -
        Accounts payable                                                   (184,829)       (39,689)
        Accrued expenses                                                   (542,733)        139,480
        Deferred revenue                                                     (7,481)      (173,268)
                                                                      ---------------- --------------
         Net cash used in operating activities                           (1,461,561)      (597,465)
                                                                      ---------------- --------------

  Cash flows from financing activities:

     Net payments on notes payable                                          (70,000)              -
     Net payments on short-term credit facilities                            (6,849)       (16,544)
     Proceeds from convertible debt                                          481,000         30,000
     Payments of convertible debt                                           (70,000)              -
     Net proceeds from stock issuances                                     1,537,463        603,700
      Deferred offering costs paid                                                 -       (17,000)
                                                                      ---------------- --------------
         Net cash provided by financing activities                         1,871,614        600,156

  Increase in cash and cash equivalents                                      410,053          2,691

  Cash and cash equivalents, beginning of the year                             3,998          1,307
                                                                      ---------------- --------------

  Cash and cash equivalents, end of the year                          $      414,051   $      3,998
                                                                      ================ ==============
  Supplementary disclosure:
     Interest paid                                                    $        4,381   $          -
                                                                      ================ ==============
     Income taxes paid                                                $            -   $          -
                                                                      ================ ==============

  Supplemental schedule of non cash investing and financing activities:
     Non cash investing and financing activities:
       Conversion of debt and accrued interest to common stock        $    1,004,305   $    798,882
                                                                      ================ ==============

        The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 1 - Nature of Operations and Basis of Presentation

Simtrol, Inc., formerly known as VSI Enterprises, Inc., was incorporated in Delaware in September 1988 and, together with its wholly-owned subsidiaries (the "Company"), develops, markets, and supports software based audiovisual control systems and videoconferencing products that operate on PC platforms. The company operates at a single facility in Norcross, Georgia and its sales are primarily in the United States.

On May 7, 2004, the Company effected a 1:10 reverse split of the Company's common stock. All share amounts have been retroactively adjusted for all periods presented.

Note 2 - Going Concern Uncertainty

As of December 31, 2004, the Company had cash and cash equivalents of $414,051. The Company may not have sufficient funds for the next twelve months and has relied on periodic investments in the form of common stock and convertible debt since the fourth quarter of 2001 to sustain its operations. The Company currently requires substantial amounts of capital to fund current operations and for the continued development and deployment of its Ongoer product line. During 2004, the Company issued $575,000 of convertible debt (see Note 5) and sold 915,104 shares of its common stock for aggregate net proceeds of $1,537,463 (see note 6). However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its Ongoer product line, to generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

These matters raise substantial doubt about the Company's ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Loss Per Share

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. The following equity securities are not reflected in diluted loss per share because their effects would be anti-dilutive:

                            December 31, 2004           December  31, 2003
                            -----------------           ------------------
Options                               410,275                      137,525
Warrants                            2,792,436                      303,496
                            -----------------           ------------------
Total                               3,202,711                      441,021

Accordingly, basic and diluted loss per share are identical.

Stock-Based Compensation

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company continues to follow the pro-forma disclosures for stock-based compensation as permitted in SFAS No. 123. The following table illustrates the effect on net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

                                                       Year Ended December 31,
                                                          2004         2003
                                                      --------------------------

Net loss as reported                                    ($898,803) ($1,645,374)

Add: stock-based employee compensation expense
determined under the intrinsic value method                      -            -
Less:  stock-based employee compensation expense
determined under fair value-based methods for all
awards                                                   (166,285)    (134,197)

                                                      --------------------------
Pro forma net loss                                    ($1,065,088) ($1,779,571)
                                                      ==========================

Net loss per share, as reported                            ($0.30)      ($0.76)
Pro forma net loss per share - basic and diluted           ($0.35)      ($0.82)

Pro forma Information

      The fair value for the fiscal 2004 and 2003 options issued was estimated at the date of grant using a Black-Scholes option-pricing using the following weighted-average assumptions.

Assumptions                                           2004               2003
                                                  ----------------------------

Risk-free rate                                       4.50%              4.00%
Annual rate of dividends                                 0                  0
Volatility range                                    56-86%                86%
Average life                                       5 years            7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate. During 2004 and 2003, the weighted average fair value per share of the options granted was $1.27 and $2.14, respectively.

The following summarizes the stock option transactions for the years ended December 31, 2004 and 2003:

                                                                Weighted
                                                                Average
                                                                Exercise
                                                Options          Price
                                            ===============   ============
Options outstanding at January 1, 2003           97,450          $17.60
Granted                                          40,500          $2.50
Exercised                                          -               -
Terminated                                       (425)           $2.30
                                            ===============
Options outstanding at December 31, 2003        137,525          $13.20


Granted                                         280,000          $2.02
Exercised                                          -               -
Terminated                                      (7,250)          $8.22
                                            ---------------
Options outstanding at December 31, 2004        410,275          $5.66
                                            ===============

      At December 31, 2004, 396,500 options remain available for grant under the Company's 2002 Stock Option Plan.















      The following table summarizes information about stock options outstanding at December 31, 2004:

                               Options Outstanding                      Options Exercisable
                  -------------------------------------------------     -------------------
                     Weighted
                                         Average      Weighted                           Weighted
    Range of             Number         Remaining      Average           Number           Average
    Exercise         Outstanding at    Contractual    Exercise       Exercisable at      Exercise
      Price        December 31, 2004  Life (Years)      Price      December 31, 2004       Price
--------------------------------------------------------------------------------------------------
       $1.10-$2.00      228,000           9.42          $1.96              8,000           $2.00
       $2.25-$2.50        93,500          9.08          $2.31             75,167           $2.29
       $3.40-$4.80        39,750          7.35          $4.36             28,350           $4.18
      $9.10-$28.72        26,825          4.69         $17.55             26,825          $17.55
    $40.00-$172.48        22,200          4.73         $45.58             22,200          $45.58
                  ---------------------                           ---------------------
                         410,275          8.58          $5.66            160,542          $11.14
                  =====================                           =====================

Revenue Recognition

Revenues consist of the sale of software control devices, videoconferencing systems and related maintenance contracts on these systems. The Company sold two different products during 2004 and 2003: its PC-based software products, ONGOER and OnGuard, and its older proprietary hardware and software product, Omega. Revenue from the sale of hardware and software is recognized upon the transfer of title when shipped. Revenue on maintenance contracts is recognized over the term of the related sales contract. As of December 31, 2004, there was $16,666 of deferred revenue.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of the probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the shorter of their estimated useful lives or lease terms, ranging from 3-10 years on a straight-line basis. Leasehold improvements made in 2002 are amortized over 36 months, the term of the lease on the company's facility.

Software Development Costs

All software development costs are charged to expense as incurred until technological feasibility has been established for the product. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. Accumulated amortization of software development costs was $2,208,070 and $2,138,664 at December 31, 2004 and 2003, respectively. Amortization expense charged to cost of revenues was $69,406 and $277,624 for

2004 and 2003. The Company did not capitalize any software development costs during either 2004 or 2003 and all assets were fully amortized by December 31, 2004.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

At December 31, 2004, the Company has net operating loss carryforwards of approximately $43,600,000, which expire through 2024. Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited. Based on this and the fact that the Company has generated operating losses through December 31, 2004, the deferred tax asset of approximately $17,250,000 has been offset by a full valuation allowance of $17,250,000.

Fair Value of Financial Instruments

Management believes that the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values as of each balance sheet date given the relatively short maturity of each of these instruments. The fair value of the Company's debt approximates fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.

Gain on Debt Extinguishments

A gain of $716,299 was recorded during 2004 to reflect the payoffs of various liabilities for less than their previously recorded balances. No similar debt extinguishments took place during 2003.

Reclassifications

Certain amounts in the 2003 financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements. These reclassifications have no effect on previously reported income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include management's judgments associated with: determination of an allowance for doubtful accounts receivable, deferred income tax valuation allowance and the capitalization, depreciation and amortization of certain long-term assets (primarily software development costs). Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2003, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," provides guidance for identifying a controlling interest in a variable interest entity ("VIE") established by means other than voting interest. FIN 46 also required consolidation of a VIE by an enterprise that holds such controlling interest. In December 2003, the FASB completed its deliberations regarding the proposed modifications to FIN No., 46 and issued Interpretation Number 46R, "Consolidation of Variable Interest Entities - an Interpretation of ARB 51" ("FIN No. 46R"). The decisions reached included a deferral of the effective date and provisions for additional scope exceptions for certain types of variable interests. Application of FIN No. 46R is required in financial statements of public entities that have interests in VIEs, or potential VIEs, commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public small business issuers' entities is required in all interim and annual financial statements for periods ending after December 15, 2004.

The adoption of this pronouncement did not have a material effect on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share Based Payment." This statement is a revision of SFAS Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R addresses all forms of share based payment ("SBP") awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. This statement is effective for public entities that file as small business issuers - as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.

The adoption of this pronouncement is not expected to have a material effect on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, "Exchanges of Nonmonetary Assets". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively.

The adoption of this pronouncement is not expected to have a material effect on the Company's financial statements.

Emerging Issue Task Force (EITF) Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities, should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus is effective for reporting periods ending after December 15, 2004.

The adoption of this pronouncement did not have a material effect on the Company's financial statements.

NOTE 4 - Property and Equipment

Property and equipment consist of the following as of December 31, 2004:

      Machinery and equipment                            $  340,631
      Furniture and fixtures                                 39,150
      Leasehold improvements                                 21,318
                                                         ----------
                                                            401,099
      Less accumulated depreciation and amortization       (365,309)
                                                         ----------
                                                         $   35,790
                                                         ==========

      Depreciation and amortization expense was $42,376 and $69,293 for the years ended December 31, 2004 and 2003, respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of operations.

NOTE 5 - Convertible Debt

On February 4, 2004, the Company completed the sale of convertible notes with a principal balance of $575,000 ("2004 Debt"), in a private placement to a limited number of accredited investors, including one Board member who purchased $15,000. The Company raised a net total of $481,000 from the sale (offering fee of $94,000 was capitalized as financing costs) and the proceeds of the offering were used to fund current operational and overhead expenses. The interest rate of the notes is 10% and the conversion price of the notes is $2.00 per share for all principal and accrued interest. The due date of the notes was August 4, 2004 and the notes were convertible to shares of common stock at any time before that date.

In conjunction with the issuance of the 2004 Debt, the Company also issued warrants to the noteholders to purchase an aggregate of 287,500 shares of common stock with an exercise price of $2.00 per share (fair value of the warrants was $91,202). Each warrant enables the holder to purchase the same number of shares as the holder would receive upon conversion of such holder's notes. The Company also issued 169,000 warrants to Westminster Securities as a placement fee for the financing (fair value of the Westminster warrants was $101,400). Noteholders received additional warrants to purchase an aggregate of 575,000 shares of stock (fair value of $179,789). Each warrant entitles the holder to purchase two shares of common stock for each share the holder would receive upon conversion of such holder's notes, but the warrants may only be exercised in the event a holder actually elects to convert his or her notes into the Company's common stock. The exercise price of the warrants is $2.00 per share of common stock.

Associated with this debt, a beneficial conversion feature of $127,242 was recorded to reflect the discount on the 2004 Debt based on the relative fair values of the warrants and conversion feature of the 2004 Debt.

All the above debt discounts were amortized to financing costs over the term of the 2004 Debt, except for the $179,789 attributed to the 575,000 warrants that could be exercised in the event of a conversion of the 2004 Debt. In June 2004, $525,000 of the 2004 Debt was converted into 271,409 shares of common stock. As a result, the Company recorded $164,155 of warrant value as debt conversion expense. A total of $50,000 plus all applicable accrued interest was repaid during June 2004 with proceeds from the sale of common stock. During 2004, $219,144 was expensed as financing costs relating to the amortization of the beneficial conversion feature and warrant value. Additionally, the $101,400 capitalized as a financing fee for the warrants granted to Westminster Securities was amortized over the life of the 2004 Debt.

Approximately $33,800 of this amount was amortized as a financing expense prior to conversion and the remaining $67,600 was expensed at the conversion date.

In January 2004, the 2001 Debt was extended to December 31, 2004 and the debt holders agreed to convert all principal and interest to common stock at the close of the private placement of equity securities. Additionally, the Company agreed to issue the debt holders warrants to purchase two shares of stock for each share of stock created by conversion of the 2001 Debt, contingent upon the conversion of the principal note and interest to common stock. All the principal and interest of the 2001 Debt converted to 192,283 shares of common stock on September 30, 2004. The Debt holders were granted warrants to purchase 384,566 shares of stock on the conversion date of the Debt at an exercise price of $2.00 per share. As a result, the Company recorded $81,488 of warrant value as debt conversion expense on that date.

Note 6 - Private Placements

During 2004, the Company issued 915,104 shares of its common stock for net proceeds of approximately $1,537,000 (at prices ranging from $1.92-$2.00 per share). The Company also issued warrants to purchase a total of 915,104 shares of stock to these investors at exercise prices of $2.00 per share. Offering costs totaled approximately $292,000.

Note 7 - Stock Warrants

The Company has stock purchase warrants for 2,792,436 shares of common stock outstanding at December 31, 2004. A rollforward of the warrant totals for 2004 and 2003 is as follows:

                                                2004           2003
                                            --------------------------
Warrants outstanding at beginning of year      303,496        314,996
Granted                                      2,656,311              -
Exercised                                            -              -
Terminated                                   (167,371)       (11,500)
                                            --------------------------
Warrants outstanding at December 31          2,792,436        303,496
                                            ==========================

The range of exercise prices of the warrants was $2.00 to $7.50 and the weighted average exercise price was approximately $2.08 at December 31, 2004. The range of exercise prices of the warrants was $2.20 to $10.00 and the weighted average exercise price was approximately $4.50 at December 31, 2003.

Note 8- Major Customers

Revenue from one customer totaled $478,533, or approximately 85% of consolidated revenues for 2004. At December 31, 2004, accounts receivable from this customer totaled $2,612 (13%) of consolidated net receivables.

Revenue from five customers of $109,110, $89,922, $81,658, $55,140, and $35,034,
respectively, comprised approximately 73% of revenues for the year ended December 31, 2003.

Management believes that concentration of credit risk with respect to trade receivables is minimal due to the composition of the customer base. The end users for the company's products are primarily large national and multinational companies and agencies of the U.S. government. Allowances are maintained for potential credit losses, and such losses have been within management's expectations.

Note 9 - Operating Leases

The Company leases office space and equipment under noncancellable operating leases expiring at various dates through 2007.

The following is a schedule of future minimum lease payments required under operating leases that have remaining initial or noncancellable lease terms as of December 31, 2004:

Year
Ending
2005 ................          52,522
2006 ................          13,802
2007.................           1,860
                       --------------
 Total ..............  $       68,214
                       ==============

Rent expense for the years ended December 31, 2004 and 2003 was $58,370 and $29,823, respectively.

Note 10- Litigation

On May 1, 2003, Citibank (West), FSB, filed suit in San Diego Superior Court, North County Division, against one of the Company's subsidiaries, Quality Software Associates, Inc. ("QSA"), and Mark Scovel, the individual from whom we acquired QSA in March 2001. On June 24, 2003, Mr. Scovel filed a cross-complaint against QSA and Simtrol, Inc. claiming that Simtrol had assumed the debt in connection with its acquisition of QSA. In April 2004, the Company and QSA settled its pending lawsuit with Citibank (West) and Mr. Scovel. The aggregate claims paid in the settlement were approximately $46,000.

Note 11 - Subsequent Event

In January 2005, the Company issued 10,000 shares of restricted common stock in exchange for investor relations services performed for the Company by an investor relations consultant.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

      Our Certificate of Incorporation provides that in actions other than in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges, expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding if such director or officer acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company. With respect to actions by or in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of any action or suit if such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the court shall deem proper. The indemnification provisions contained in our Certificate of Incorporation are substantially coextensive with the provisions of Section 145 of the Delaware General Corporation Law, which sets forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.

Item 25. Other Expenses Of Issuance And Distribution

      Set forth below are estimates of the fees and expenses payable by the Company in connection with this registration of the common stock. The selling security holders will pay none of the expenses listed below.

         Description of Fee or Expense                             Total
         -----------------------------                             -----
         SEC Registration Fee                                 $
                                                              ----------
         Blue Sky Qualification Fees and Expenses             $      -
                                                              ----------
         Legal Fees and Expenses                              $   10,000
                                                              ----------
         Accounting Fees and Expenses                         $   10,000
                                                              ----------
         Transfer Agent Fees                                  $      -

         Printing, Materials and Postage                      $    1,500
                                                              ----------
         Miscellaneous Expenses                               $    1,000
                                                              ----------
         Total                                                $   22,500
                                                              ==========

Item 26. Recent Sales of Unregistered Securities

During the quarter ended June 30, 2005, we issued 364,004 shares of our Series A Convertible Preferred Stock for gross proceeds of $1,092,000 (each Series A Convertible Preferred shares may be converted into four shares of common stock), in a private placement to a limited number of accredited investors. The Company also issued warrants to purchase a total of 728,008 shares of common stock to these investors, with an exercise price of the warrants of $1.00 per share, and warrants to purchase a total of 728,008 shares of common stock at an exercise price of $1.25 per share. In conjunction with the sale, we issued warrants to Westminster Securities to purchase 345,444 shares of our common stock at a purchase price of $0.75, as a placement fee. All net proceeds were used to fund working capital requirements.

In January 2005, we issued 10,000 shares of common stock in exchange for investor relations services provided to us by an investor relations consultant, valued at $7,900.

In June 2005, we issued 10,249 shares of stock valued at $12,300 to Board Members as compensation.

In order to raise additional capital to support our operations, on August 15, 2005, we completed the sale of 85,996 units consisting of one share of Series A Convertible Preferred Stock, a warrant to purchase two shares of common stock at an exercise price of $1.00 per share, and a warrant to purchase two shares of common stock at an exercise price of $1.25 per share. Each share of preferred stock has a stated value of $3.00 and is convertible into shares of common stock of the Company at a conversion price of $0.75 (resulting in each share being convertible into four shares of common stock). Net proceeds to the Company were approximately $255,000 (offering costs of approximately $3,000).

      During the quarter ended September 30, 2004, the Company issued the following unregistered securities:

o Convertible notes with a principal balance of $400,000 and all applicable accrued interest were converted into 192,283 shares of common stock. In addition, warrants for purchase of 384,566 shares of common stock were issued to the note holders upon conversion.

o Private placement of 156,250 shares of common stock for gross proceeds of $312,500 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 156,250 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $50,000. In addition, warrants for purchase of 37,500 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

o Private placement of 68,750 shares of common stock for gross proceeds of $137,500 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 68,750 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $18,000. In addition, warrants for purchase of 16,500 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

o Private placement of 62,500 shares of common stock for gross proceeds of $125,000 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 62,500 shares of common stock with an exercise price of $2.00 per share. Offering costs totaled approximately $20,000. In addition, warrants for purchase of 15,000 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

      During the quarter ended June 30, 2004, the Company issued the following unregistered securities:

o Convertible notes with a principal balance of $525,000 were converted into 271,409 shares of common stock.

o Private placement of 625,000 shares of common stock for gross proceeds of $1,250,000 to a limited number of accredited investors. Shareholders also received warrants to purchase an aggregate of 625,000 shares of common stock with an exercise price of $2.00 per share. In addition, warrants for purchase of 150,000 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

      During the quarter ended March 31, 2004, the Company issued the following unregistered securities:

o Private placement of convertible notes with a principal balance $575,000 to a limited number of accredited investors. The interest rate of the notes is 10% and the conversion price of the notes is $2.00 per share for all principal and accrued interest. Note holders also received warrants to purchase an aggregate of 862,500 shares of common stock with an exercise price of $2.00 per share. In addition, warrants for purchase of 169,000 shares of common stock were issued to Westminster Securities as a placement fee in connection with this private placement.

o Private placement of 2,604 shares of common stock for gross proceeds of $5,000 ($1.92 per share), to a limited number of accredited investors. Offering costs were de minimis.

      During the fiscal year ended December 31, 2003, the Company issued the following unregistered securities:

o Private placements of 282,573 shares of common stock for gross proceeds of $603,700 (per share prices ranged from $1.52 to $3.58 per share) to individual investors.

o Private placement of convertible debt with a principal balance of $30,000 to two directors of the Company. The debt accrued interest at prime plus 1%. During this same period, the principal and interest amounts of this debt were subsequently converted into 12,842 shares of restricted common stock.

o Convertible debt with an aggregate principal amount of $735,000, previously issued during 2002, was converted into 3,204,083 shares of restricted common stock.

      During the fiscal year ended December 31, 2002, the Company issued the following unregistered securities:

o Private placements of convertible debt with an aggregate principal balance of $760,000 to numerous private investors, at various times during 2002. The debt accrued interest at prime plus 1%. In conjunction with these debt placements, the debt holders were issued warrants exercisable for an aggregate of 76,000 shares of common stock, with exercise prices between $4.70 and $7.90per share.

o One holder of the convertible debt issued during 2002 converted his note and all accrued interest into 2,183 shares of restricted common stock.

o The debt holders of the $400,000 of convertible debt previously issued in 2001 were granted warrants for aggregate of 20,000 shares of common stock, such warrants issued as an inducement for the debt holders to extend the due date of the convertible debt.

o Private placement of 162,700 shares of common stock for aggregate gross proceeds of $325,400 to a limited number of accredited investors. The price was $2.00 per share. Offering costs were approximately $70,000.

o Private placement of 29,167 shares of restricted common stock to a limited number of accredited investors. The price was $2.40 per share.

The offer and sale of the shares were exempt from the registration requirements of the Securities Act of 1933 (the "Act") pursuant to Rule 506 and Section 4(2) of the Act. In connection with the sales, we did not conduct any general solicitation or advertising, and we complied with the requirements of Regulation D relating to the restrictions on the transferability of the shares issued. The purchasers represented their intention to acquire the securities for investment purposes only and not with a view to the distribution thereof, and either received adequate information about the Company or had access to such information through employment or other relationships.

Item 27. Exhibits

      The following exhibits are filed with or incorporated by reference into this report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) the Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-18 (File No. 33-27040-D) (referred to as "S-18 No. 1"), (ii) Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-18 (File No. 33-27040-D) (referred to as "S-18 No. 2"), (iii) the Company's Registration Statement Form S-1 (File No. 33-85754) (referred to as "S-1"); (iv) the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (referred to as "1993 10-K"); (v) the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (referred to as "1994 10-K"); (vi) the Company's Annual Report on Form 10-K for the year ended December 31, 1998, as amended (referred to as "1998 10-K/A"), (vii) the Company's Form S-8 Registration Statement (File No. 333-18239), (referred to as "Warrant Plan S-8"), (viii) the Company's Form S-8 Registration Statement (File No. 333-18237), (referred to as "Option Plan S-8"), (ix) the Company's Registration Statement on Form S-3 amended January 31, 1999 ("1999 S-3"), and (x) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (referred to as "2001 10-Q").


Exhibit No.     Description of Exhibit (SEC Commission File number 001-10927)
-----------     -------------------------------------------------------------

    3.1         Certificate of Incorporation as amended through April 22, 2005




    *3.2        Amended Bylaws of the Company as presently in use (S-18 No. 1,
                Exhibit 3.2)


     4.1 The Certificate of Incorporation of the Registrant, as amended through August 31, 2005 (filed herewith as Exhibit 3.1)


     4.2 The Amended Bylaws of the Company as presently in use (filed herewith as Exhibit 3.2)

     5.1        Opinion of Smith, Gambrell & Russell, LLP re: Legality

   *10.3        1991 Stock Option Plan (S-18 No. 2, Exhibit 10.1(a))


 *10.3.1        Amendment No. 1 to 1991 Stock Option Plan (1993 10-K)


 *10.3.2        Amendment No. 2 to 1991 Stock Option Plan (S-1)

 *10.3.3        Amendment No. 3 to 1991 Stock Option Plan (S-1)


 *10.3.4        Amendment No. 4 to 1991 Stock Option Plan (Option Plan S-8,
                Exhibit 4.5)

 *10.3.5        Amendment No. 5 to 1991 Stock Option Plan (1998 10-K/A,
                Exhibit 10.3.5)

   *10.4        1995 Performance Warrant Plan (Warrant Plan S-8, Exhibit 4.1)

   *10.5        1994 Employee Stock Purchase Plan (1994 10-K)

   *10.6 License Agreement between ACIS, Inc. and the Company dated September 9, 1999 (1999 S-3)

   *10.7 First Amendment and Modification of ACIS, Inc. warrant agreement dated September 7, 2001 (2001 10-Q, Exhibit 10.2)

   *10.8 ACIS Technology License Agreement between ACIS, Inc. and the Company dated September 27, 2001 (2001 10-Q, Exhibit 10.1)

    21.1        Subsidiaries of the Company

    23.1        Consent of Marcum & Kliegman LLP

    23.2 Consent of Smith, Gambrell & Russell LLP (contained in their opinion at Exhibit 5.1)

* Previously filed

Item 28. Undertakings

(a)   Rule 415 Offering

      The undersigned Registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; (iii) to include any additional or changed material information on the plan of distribution; (2) That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Registrant, SIMTROL, INC., certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned in the City of Norcross, State of Georgia, on September 16, 2005.

                               SIMTROL, INC.


                               By: /s/ Richard W. Egan
                                  ------------------------------------------
                                   Richard W. Egan, Chief Executive Officer

    In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


    Signature                               Title                                    Date
    ---------                               -----                                    ----
       /s/ Larry M. Carr                    Chairman of the Board              September 16, 2005
  ---------------------------------
     Larry M. Carr


       /s/ Richard W. Egan                  Chief Executive Officer and        September 16, 2005
  ---------------------------------
      Richard W. Egan                       Director


       /s/ Stephen N. Samp                  Chief Financial Officer            September 16, 2005
  ---------------------------------
      Stephen N. Samp                       (Principal Financial and
                                            Accounting Officer)

       /s/ Dallas S. Clement                Director                           September 16, 2005
  ---------------------------------
      Dallas S. Clement


       /s/ Julia B. North                   Director                           September 16, 2005
  ---------------------------------
      Julia B. North


       /s/ Adam D. Senter                   Director                           September 16, 2005
  ---------------------------------
      Adam D. Senter

       /s/ Thomas J. Stallings              Director                           September 16, 2005
  ---------------------------------
      Thomas J. Stallings

       /s/ Edward S. Redstone               Director                           September 16, 2005
  ---------------------------------
      Edward S. Redstone
